UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 2
TO
FORM C/A

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
✓ Form C/A: Amendment to Offering Statement
    ✓ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
BioPact Cellular Transport, Inc. (the "Company" or "we," "us," or "our")

Legal status of issuer

    Form
    Corporation

    Jurisdiction of Incorporation/Organization
    Nevada

    Date of organization
    August 28, 2019

Physical address of issuer
13477 Fitzhugh Road, Austin, Texas, 78736

Website of issuer
biopactct.com

Address of counsel to the issuer for copies of notices
BEVILACQUA PLLC
1050 Connecticut Avenue, NW
Suite 500
Washington, DC 20036

Attention: Louis A. Bevilacqua, Esq.

Name of intermediary through which the Offering will be conducted
EquiFund Crowd Funding Portal Inc. ("EquiFund" or, the "Intermediary")

CIK number of intermediary
0001705665

SEC file number of intermediary
7-115

CRD number, if applicable, of intermediary
288900

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
The Intermediary will receive a commission equal to seven percent (7%) of the amount raised in the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
The Intermediary will receive a number of shares of common stock of the issuer that is equal to seven percent (7%) of the total number of shares of common stock sold by the issuer in in the offering.

Type of security offered
Common Stock

Target number of Securities to be offered
12,903 shares of common stock

Price (or method for determining price)
$1.55 per share

Target offering amount
$20,000

Oversubscriptions accepted:
☑Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other; At the Company's discretion

Maximum offering amount (if different from target offering amount)
$1,070,000

Deadline to reach the target offering amount
February 12, 2021

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned. Affiliates of our company, including officers, directors and existing stockholders of our company, may invest in this offering and their funds will be counted toward us achieving the target amount.

Current number of employees
2

Summary financial information is provided below for the period beginning on August 28, 2019 (since inception) through December 31, 2019

	Since Inception (August 28, 2019) through December 31, 2019
Total Assets	$3,041
Cash & Cash Equivalents	$3,041
Accounts Receivable	$0
Short-term Debt	$0
Long-term Debt	$200,000
Revenues/Sales	$0
Cost of Goods Sold	$0
Taxes Paid	$0
Net Income	-$59

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

INTENDED FOR REVIEW BY POTENTIAL INVESTORS ON EQUIFUND CROWD FUNDING PORTAL ONLY. DO NOT COPY OR DISTRIBUTE.

OFFERING STATEMENT

BioPact Cellular Transport, Inc.

Offering of a
Minimum of 12,903 Shares of Common Stock ($20,000)
up to a
Maximum of 690,322 Shares of Common Stock ($1,070,000)

Address for Notices and Inquiries:

BioPact Cellular Transport, Inc.

Kurt Swogger
CEO and President

13477 Fitzhugh Road
Austin, Texas, 78736
979.236.0958
kswogger@molecularrebar.com

With a copy of Notices to:

Bevilacqua PLLC

Louis A. Bevilacqua, Esq.

1050 Connecticut Ave., NW, Suite 500
Washington, DC 20036
202.869.0888
lou@bevilacquapllc.com

The date of this Amended Offering Statement is October 12, 2020.

Explanatory Note

BioPact Cellular Transport, Inc. (the "Company") is filing this Amendment No. 2 to its Form C, which was originally filed with the Securities and Exchange Commission on February 12, 2020. This Amendment is filed to disclose that on October 8, 2020, the Company entered into a cancellation agreement with BioPact Ventures, LLC pursuant to which BioPact Ventures agreed to cancel that certain promissory note in the principal amount of $200,000 that was issued to BioPact Ventures by the Company in exchange for 129,032 shares of the Company's common stock. The number of shares being issued to BioPact Ventures is equal to the principal balance of the note ($200,000) divided by the price per share of $1.55 at which Common Stock is being sold in the offering contemplated by this offering statement. The Company is also providing restated financial statements that properly reflect the promissory note as being outstanding as of December 31, 2019.

OFFERING STATEMENT
BIOPACT CELLULAR TRANSPORT, INC.

Offering of a
Minimum of 12,903 Shares of Common Stock ($20,000)
up to a
Maximum of 690,322 Shares of Common Stock ($1,070,000)

	Offering Price	Crowdfunding Platform Commissions [1]	Proceeds to Company [2]
Per Share of Common Stock	$1.55	$0.11	$1.44
Minimum Shares of Common Stock Sold	$20,000	$1,400	$18,600
Maximum Shares of Common Stock Sold	$1,070,000	$74,900	$995,100

We are offering shares of our common stock at a price per share of $1.55. We are offering a minimum of 12,903 shares for $20,000 and up to a maximum of 690,322 shares for $1,070,000. The minimum investment that you may make is $465. We are offering the shares of our common stock to prospective investors through the crowdfunding platform available at https://equifundcfp.com/ and each subdomain thereof, which we refer to as the Platform. The Intermediary, who operates the Platform, is registered with the Securities and Exchange Commission, which we refer to as the SEC, as a funding portal and is a funding portal member of the Financial Industry Regulatory Authority, which we refer to as FINRA. We are required to pay a commission to the Intermediary equal to 7% of gross monies raised in the offering and to issue to the Intermediary a number of shares of our Common Stock equal to 7% of the total shares of Common Stock sold in the offering.

(1)   In addition to the commission payable to the Intermediary, we will incur offering costs. The offering costs primarily consist of legal and accounting expenses payable to our counsel and accounting firm. We expect that the offering costs will total approximately $20,000 not including marketing costs. We are also required to issue to the Intermediary as additional consideration a number of shares of our common stock equal to 7% of the shares sold in the offering.

(2)   No assurance can be given that all or any portion of the securities offered hereby will be sold. Your funds will be held in an escrow account established by the Intermediary with Prime Trust, who we refer to as the escrow agent, in compliance with applicable securities laws until the minimum offering amount is reached. The subscription amount for the shares may be paid to the escrow account by wire transfer or other electronic funds transfer in accordance with the instructions provided on the Platform and held in escrow until satisfaction of all the conditions to the closing. The closing of this offering is subject to, among other things, subscriptions for the $20,000 minimum amount being received in the escrow account from qualified investors, which qualified investors may include executive officers and directors of our company and their affiliates. This offering may be closed at any time after the minimum number of shares of common stock is sold, in one or more closings, and on or before February 12, 2021. If we do not raise the minimum amount offered by February 12, 2021, then we will return all funds received in the escrow account to investors without interest.

TABLE OF CONTENTS

PAGE NUMBER

LIST OF EXHIBITS

Exhibit A   Restated Financial Statements

Exhibit B   Offering Page

Exhibit C   Subscription Agreement

Exhibit D   Pitch Deck

Exhibit E   Video Transcript

GENERAL OFFERING INFORMATION

This offering statement is furnished solely to prospective investors through the crowdfunding platform available at https://equifundcfp.com/ and each subdomain thereof. EquiFund Crowd Funding Portal Inc., which, collectively with its subsidiaries and affiliates, we refer to as EquiFund or the Intermediary, operates the Platform and is registered with the SEC and is a member of FINRA.

Our corporate name is BioPact Cellular Transport, Inc. We were incorporated in the State of Nevada on August 28, 2019. We are a licensing and material supply company focused on developing discrete carbon nanotubes called Molecular Rebar®, which we refer to as MGMR, to provide an intracellular transport system for use in delivering gene-editing chemistry, proteins, genetic materials and pharmaceutically active agents to the surface or the interior of human or other cells efficiently and safely. We are offering shares of our common stock at a price per share of $1.55 with a minimum investment of $ 465 required. We are offering a minimum of $20,000 of our common stock and a maximum of $1,070,000 of our common stock.

We are offering shares of our common stock in reliance on the exemption from registration requirements of the Securities Act of 1933, as amended, which we refer to as the Securities Act, pursuant to Section 4(a)(6) thereof and the regulations promulgated with respect to such section.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

The Company will file a report with the SEC annually and post the report on its website, no later than 120 days after the end of each fiscal year covered by the report. We may terminate our reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended, (2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, (4) the repurchase of all the Securities sold in this offering by the Company or another party, or (5) the liquidation or dissolution of the Company.

The shares being offered may not be transferred by any investor during the one year period beginning when the shares are issued, unless the shares are transferred: (i) to our company; (ii) to an "accredited investor" as defined in Rule 501(a) of Regulation D; (iii) as part of an offering registered with the SEC; or (iv) to a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstance. In addition, there is no ready market for the sale of the shares and it may be difficult or impossible for an investor to sell or otherwise dispose of the shares.

No person other than our company has been authorized to provide prospective investors with any information concerning our company or the offering or to make any representation not contained in this offering statement. To invest in the shares being offered, each prospective investor will be required to (i) register for an investor account with the Platform, (ii) make representations regarding the investor's investment eligibility and complete a questionnaire to demonstrate his or her understanding of the risks involved in investing in the shares and (iii) execute

the subscription documents. We reserve the right to modify any of the terms of the offering and the subscription documents at any time before the offering closes.

Certain information contained in this offering statement constitutes "forward looking statements" that can be identified by the use of forward looking terminology such as "may," "will," "should," "expect," "anticipate," "estimate," "intend," "continue," or "believe" or the negatives or variations thereof. Furthermore, any forecasts or other estimates in this offering statement, including estimates of returns or performance, are "forward looking statements" and are based upon certain assumptions that may change. Due to various risks and uncertainties, actual events or results or the actual performance of the securities may differ materially from those contemplated in such forward looking statements. Moreover, actual events are difficult to project and often depend upon factors that are beyond the control of our company or the Intermediary. Neither the delivery of this offering statement at any time nor any sale of securities under this offering statement shall under any circumstances create an implication that the information contained herein is correct as of any time after the earlier of the relevant date specified herein or the date of this offering statement.

Company	BioPact Cellular Transport, Inc. is a Nevada corporation that was formed on August 28, 2019. Our company is wholly-owned by our parent company, BioPact Ventures, LLC. We were formed for the purpose of developing discrete carbon nanotubes called MGMR™ to provide an intracellular transport system for use in delivering gene-editing chemistry, proteins, genetic materials and pharmaceutically active agents to the surface or the interior of human or other cells.
Use of Proceeds	We are seeking financing through the sale of the shares of our common stock (as described below under Securities Offered) in order to provide funding for general marketing and advertising (including marketing relating to the sale of our securities in this offering), leasing costs, the repayment of outstanding indebtedness and general working capital. See "Question 10" below.
Securities Offered	Shares of common stock of our company for $1.55 per share in a minimum amount per investor of $ 465.
Targeted Offering Amount; Oversubscriptions Accepted; Maximum Offering Amount	The targeted offering amount is 12,903 shares of common stock or $20,000. We will accept subscriptions in excess of the targeted amount in our discretion. The maximum offering amount is 690,322 shares of our common stock or $1,070,000.
Low Target Amount; No other funds may be Raised	The initial purchasers of our common stock in this offering risk that we will not raise sufficient funds to sustain the growth of our company. The minimum amount of securities that must be sold for our company to accept subscriptions is $20,000 of securities. Once we raise the $20,000 minimum in this offering, we intend to accept subscriptions as they are received. Thus, investors who purchase securities prior to the offering being subscribed in full will bear the risk of whether there will be additional investors to complete the offering or that our company would be able to raise funds in another manner. Even if we raise the maximum amount, we will need to raise additional capital in the future. Our officers, other employees and directors may invest in this offering and any funds that they invest would be counted toward our achievement of the minimum offering amount.

Capital Stock	
Authorized Capitalization	As of the date of this offering statement, our authorized capital stock consists of 100,000,000 shares of common stock, $0.0001 par value per share and 50,000,000 shares of preferred stock, $0.0001 par value per share. As of the date of this offering statement, a total of 19,129,032 shares of common stock are outstanding, and no shares of preferred stock are outstanding. The outstanding common stock as of the date of this offering statement includes the 129,032 shares of common stock issued to BioPact Ventures in connection with the cancellation of a $200,000 promissory note.
Dividends	Dividends will be declared if and when determined by the board of directors of our company in its sole discretion. We do not expect to declare any dividends for the foreseeable future.

Voting and Control	Holders of Common Stock are entitled to one vote per share of Common Stock. We do not have any voting agreements in place. We do not have any shareholder agreements in place.
Anti-Dilution Rights	The shares of common stock do not have anti-dilution rights, which means that future equity financings will dilute your ownership percentage of our company.
Board of Directors; Management Team; Board of Advisors	The business and affairs of our company are managed, and all corporate powers are exercised by or under the direction of our board of directors. The current board members are Kurt Swogger and Randy Kinsel. The senior executives of the Company oversee the day-to-day operations of our company subject to the board's oversight. Kurt Swogger serves as the CEO of our company and oversees all of our operations. Randy Kinsel serves as the Secretary and Treasurer of our company and oversees the accounting function and operations of our company.

Shares Being Sold under 4(a)(6) Crowdfunding Exemption	We are offering the securities in reliance on the exemption from registration requirements of the Securities Act, pursuant to Section 4(a)(6) thereof and the regulations promulgated with respect to such section.
	
	The following limitations apply to investment amounts by individual investors in this offering:
	
	• Individual investors, over the course of a 12-month period, are permitted to invest in the aggregate across all crowdfunding offerings up to:
	
	• If either their annual income or net worth is less than $107,000, then the greater of:
	
	  • $2,200 or
	
	  • 5 percent of the lesser of their annual income or net worth.
	
	• If both their annual income and net worth are equal to or more than $107,000, then 10 percent of the lesser of their annual income or net worth; and
	
	• During the 12-month period, the aggregate amount of securities sold to an investor through all crowdfunding offerings may not exceed $107,000, regardless of the investor's annual income or net worth.

Transfer Restrictions	The securities will be issued without registration under the Securities Act pursuant to the crowdfunding exemption under Section 4(a)(6) of the Securities Act. The securities may not be transferred by any purchaser of such securities during the one- year period from when the securities were first issued unless such securities are transferred: (1) to the issuer of the securities; (2) to an accredited investor; (3) as part of an offering registered with the SEC; or (4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance. We will be under no obligation to register the resale of the securities under the Securities Act.
High-Risk Investment	An investment in the securities involves a high degree of risk and is suitable only for investors who can afford to lose their entire investment

THE COMPANY

1.   **Name of Issuer.**

The name of the issuer is BioPact Cellular Transport, Inc. The issuer is a Nevada corporation.

ELIGIBILITY

2.   **[X] Check this box to certify that all of the following statements are true for the issuer:**

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3.   **Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? [   ] Yes [X] No**

Explain: Not applicable.

DIRECTORS OF THE COMPANY

4.   **Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:**

Kurt Swogger, Director   **Dates of Board Service: August 2019 - Present**

Kurt Swogger graduated from Case Western Reserve University in 1972 with a B.S. in Chemical Engineering with an emphasis on Polymer Science. He was employed by The Dow Chemical Company for 37 years in various roles in agricultural chemicals, polymers and specialty materials. He was an engineer and supervisor in manufacturing for 6 years, a group leader, research manager and laboratory director in agricultural research, in saran polymers and Consumer research for 9 years, in General Management for consumer products for 4 years, and a Research Director and Vice President for Plastics, and later Performance Plastics and Chemical for the next 17 years. Currently, he is the CEO of Molecular Rebar Design, LLC; CEO and CTO of BioPact Ventures, LLC and Chairman of US Clean Water Technology, LLC – all of which he is a cofounder. He has served on a variety of boards and is currently on the Board of Peak Nano, LLC. He is a Professional Engineer in Texas, an Admiral in the Texas Navy, a member of the Plastics Pioneers, a member of an advisory board for The Academies of Medicine, Engineering and Science of Texas, and has won a variety of technical and leadership awards.

Mr. Swogger's Business Experience for the Last Three Years
    Employer: BioPact Cellular Transport, Inc.
    Employer's Principal Business: Development and commercialization.
    Title: CEO
    Dates of Service: August 2019- Present
    Responsibilities: Responsible for all aspects of the company, including strategy and development of business plan, investor relations, product development, strategic partnerships and day-to-day operations.

Employer: Molecular Rebar Design, LLC.
Employer's Principal Business: Licensing and material supply
Title: CEO and President
Dates of Service: 2012 - Present
Responsibilities: Responsible for all aspects of the company, including strategy and development of business plan, investor relations, product development, strategic partnerships and day-to-day operations.

Employer: BioPact Ventures, LLC.
Employer's Principal Business: Biomaterials development
Title: CEO and CTO
Dates of Service: January 2014 - Present
Responsibilities: Responsible for all aspects of the company, including strategy and development of business plan, investor relations, product development, strategic partnerships and day-to-day operations.

Employer: US Clean Water Technology, LLC.
Employer's Principal Business: Cleaning Service
Title: Chairman
Dates of Service: June 2016 - Present
Responsibilities: Presides over the board of director meetings.

Education: B.S. in Chemical Engineering with an emphasis on Polymer Science from Case Western Reserve University.

Randy Kinsel, Director   **Dates of Board Service: August 2019 - Present**

Mr. Kinsel is a serial entrepreneur who has founded and developed several successful companies. His passion is to create a better world for future generations by investing in promising technologies with the goal of continuing to fund philanthropic organizations globally. He is a cofounder of Bio-Pact Ventures and Secretary-Treasurer for BioPact Cellular Transport.

Mr. Kinsel's Business Experience for the Last Three Years
Employer: BioPact Cellular Transport
Employer's Principal Business: Licensing and material supply
Title: Secretary, Treasurer, and Director
Dates of Service: August 2019 - Present
Responsibilities: Mr. Kinsel handles the secretarial duties for the Company.

Employer: BioPact Ventures, LLC
Employer's Principal Business: Biomaterials development
Title: President and Co-Founder
Dates of Service: January 2014 - Present
Responsibilities: Mr. Kinsel is responsible for all aspects of the Company, including strategy and development of business plan, investor relations, product development, strategic partnerships and day-to-day operations.

Education: B.A. in Business Administration and Management from University of Texas at Austin.

OFFICERS OF THE COMPANY

5. **Provide the following information about each officer (and any persons occupying similar status or performing a similar function) of the issuer:**

Kurt Swogger, CEO and President
See "Directors of the Company" section above.

Randy Kinsel, Secretary and Treasurer
See "Directors of the Company" section above.

Dr. Milos Marinkovic, Director of Technology/Business Development   Dates: Jan 2018 - Present

Milos Marinkovic, Ph.D. is the Director for Technology and Business Development at BioPact. An alumnus of the University of Texas at Austin (BS in Biochemistry) and University of Texas Health at San Antonio (PhD in Biomedical Engineering), his scientific background focuses on the interplay between cells and biomaterials. His work has resulted in two NIH-funded grants and multiple patents and publications. Milos is developing the intracellular delivery capabilities of MGMR for cell engineering and manufacturing. He works with partners to understand their application and identify how MGMR adds value, delivers new capabilities and overcomes obstacles in their technology.

Dr. Milos Marinkovic's Business Experience for the Last Three Years
Employer: BioPact Cellular Transport
Employer's Principal Business: Licensing and material supply
Title: Director for Technology and Business Development
Dates of Service: Jan 2018 - Present
Responsibilities: Dr. Marinkovic is responsible for overseeing the development of the Company's technology and business development activities.

Employer: University of Texas Health Science Center at San Antonio
Employer's Principal Business: University
Title: Graduate Research Assistant
Dates of Service: Feb 2013 – Jan 2018
Responsibilities: Investigated in vitro models of stem cell niches in aging bone marrow and adipose tissues and characterized the biochemical, physical and mechanical properties of these microenvironments. Examined the influence of both biologically-derived and engineered in vitro culture models on stem cell lineage-specification and retention of differentiation potential in response to small-molecules and growth factors. Contributed to determination of phenotypic criteria for identifying highly proliferative and potent sub-populations of mesenchymal stem cells from elderly donors. Developed gene knock-down and up-regulation models to investigate the role of specific matricellular proteins in the bone marrow microenvironment, including influence on stem cell linage decisions.

Education: PhD. Biomedical Engineering, University of Texas Health at San Antonio; B.S., Biochemistry, University of Texas at Austin

PRINCIPAL SECURITY HOLDERS

6.   **Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.**

Name of Holder*	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Kurt Swogger	4,280,700 Shares of Common Stock	22.38%
Clive Bosnyak	4,183,800 Shares of Common Stock	21.87%
Randy Kinsel	3,980,500 Shares of Common Stock	20.81%
Kent Phelps	3,980,500 Shares of Common Stock	20.81%

* Kurt Swogger and Clive Bosnyak own 44% and 43% respectively of MRMedical, LLC. MRMedical, LLC owns 51.2% of Bio Pact Ventures, LLC. Randy Kinsel and Kent Phelps each own 50% of IPRD, LLC. IPRD, LLC owns 41.9% of BioPact Ventures, LLC. BioPact Ventures, LLC wholly owns BioPact Cellular Transport, Inc.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7.   **Describe in detail the business of the issuer and the anticipated business plan of the issuer.**

Business Overview

Our corporate name is BioPact Cellular Transport, Inc. We are a Nevada corporation that was incorporated on August 28, 2019 for the purpose of providing an intracellular transport system for use in delivering gene-editing chemistry, proteins, genetic materials and pharmaceutically active agents to the surface or the interior of human or other cells efficiently and safely. We are a wholly-owned subsidiary of BioPact Ventures, LLC. Through a Patent Licensing Agreement, dated August 28, 2019, our parent company, BioPact Ventures, LLC, sublicenses certain patents, technology and know-how, which we used to develop our intracellular transport technology, which we call Medical Grade Molecular Rebar or MGMR from MRMedical, LLC, or MRM.

Business Plan

We plan to commercialize MGMR products that are based on discrete, individual carbon nanotubes. Properly functionalized MGMR can use a natural process called endocytosis which transports materials into a human cell. Our company will first attempt to improve the cost and quality of the use of MGMR outside of the body in a type of treatment which we refer to as CAR-T.

CAR-T is a cell-based cancer therapy which uses a patient's own T lymphocytes (T-cells) to attack a tumor. T-cells are the body's defense against infection and disease, but do not recognize cancerous cells, allowing tumors to grow and spread. Unlike traditional cancer therapies such as chemotherapies and radiation, CAR-T therapy harnesses the patient's own immune system to fight cancer. In order to adapt a patient's T-cells to recognize and fight the cancer, the cells must first be extracted from the patient's blood. Next, the cells are modified in order to express chimeric antigen receptor (CAR), a specialized protein complex which sits at the surface of the T-cells and allows them to "search and destroy" tumors. Once an initial population of T-cells is successfully modified to express the receptor, they are allowed to proliferate, or increase in number by dividing to form new cells. Once enough numbers of CAR-T cells are harvested, they are intravenously infused back into the patient, where they multiply, seek out the tumor and destroy the cancerous cells by mounting a complex immunological attack. As the new T-cells are derived from the patient's own tissues, there are minimal off-target effects on healthy tissues. Moreover, the f viruses used to transform the patient's T-cells to CAR-T do pose a potential health risk.

CAR-T manufacturing is semi-personalized, meaning that patients' own T-cells must be genetically engineered to express the cancer-fighting receptor. This complex procedure is a major source of process and quality variability in the production of CAR-T products. Now, modified viruses, re-purposed to carry genes coding for CAR, are used to edit the DNA of the T-cells allowing the T-cell to detect and attack the cancerous cells. These viruses can cause cellular toxicity which reduces the critical cellular yield. Individual lots of viruses also require testing to ensure they are replication-incompetent, due to the risk of passing-on infections to the patient. Finally, viruses unlike MGMR, require individual optimization for each of the gene-editing tools (such as transcription activator-like effector nucleases or TALEN, zinc finger nuclease or ZFNs, or clustered regularly interspaced short palindromic repeats or CRISPR) used to insert the CAR genes. MGMR offers the potential to replace these different viruses with a single, robust, inorganic particle capable of trafficking all gene-editing tools T-cells without the individual payload customization, toxicity, risk, variability and cost associated with viral methods. As the MGMR is not introduced into the body, the applicable Food and Drug Administration regulation is limited to those regulations that apply to materials listed in production of the cellular therapy.

CAR-T has shown promise in treating cancer, particularly in patients not responding to standard chemotherapy. Currently, CAR-T is approved for use in adults with B-cell non-Hodgkin's lymphoma or in patients with childhood acute lymphoblastic leukemia, who have not responded to chemotherapy. Moreover, on-going clinical trials are

investigating CAR-T as a first or second course therapy, as well as its potential for treating other types of cancers. While CAR-T therapies offer an entirely new paradigm for the treatment of cancer, costs ranging $400k - $500k per patient are a major factor blocking widespread adaption. Reducing the costs and complexity of the CAR-T manufacturing process would greatly expand the market.

We estimate that the use of MGMR for cellular gene editing will eliminate the need to use viral vectors, reducing costs by approximately 50%, which could significantly reduce manufacturing complications resulting from viral toxicity, improve cellular yield in the production process and eliminate the contamination of daughter cells with viral fragments. Unlike viral components, residual MGMR can be readily identified and separated from the cells, supporting a higher-purity final cellular product.

We believe that MGMR may also enable a form of sequential cellular gene editing, which is very difficult to achieve with current viral approaches, due to their toxicity and unpredictable recombination of DNA fragments. This capability would allow genetic engineers to simultaneously modify a larger number of genes and potentially enable entirely new types of genetically-modified cellular therapies. Since MGMR will only be used to modify cells outside the body, unlike formulators of the active compounds used in cell therapy, we do not have to register the MGMR with the Food and Drug Administration (or FDA), as our product is only a tool used to make the active compound.

We believe that the only viable alternative to the viral-based approach to cell therapy may be the MGMR technology licensed by our company. Once developed and patented, we will own rights to the composition of matter and use of MGMR in this application. We expect that once our MGMR technology is developed, the viral system used today will not be competitive with the new MGMR technology on cost, consistency and non-toxicity.

We will seek out potential licensees to 47 companies active in the CAR-T field, to use and demonstrate the technical feasibility and efficacy of the MGMR loaded with their respective gene-editing technologies. We have an active collaboration with one CAR-T company, and are soliciting more candidates through seminars and technical presentations at CAR-T conferences. We are currently collaborating with this company in an attempt to show the usefulness of the MGMR technology. If successful, we intend to enter into a licensing agreement with this collaborator. We expect that each of our licenses will include up-front payments, milestone payments, a running royalty and a supply agreement with our company. We have identified a second company that wants to start the development process.

Once a market position is established for CAR-T, we will begin targeting other systems, such as CRISPR, for development. Our goal is to be the delivery system of choice for any therapy requiring in vitro cell modification.

See Question 10 for additional information on the use of proceeds from this offering in executing the business plan.

Our Products and/ or Services

Medical Grade Molecular Rebar

Medical Grade Molecular Rebar or MGMR that is based on discrete, individual carbon nanotubes, which will be used as an intra-cellular transport system for use in delivering proteins, genetic materials and pharmaceutically active material into human or other cells efficiently and safely.

Intellectual Property

Patent License Agreement

We sublicense certain patents, technology and know-how used in the development of MGMR (which we refer to collectively as the licensed technology) through a Patent Licensing Agreement, dated August 28, 2019, with our parent company, BioPact Ventures, LLC or BioPact Ventures. BioPact Ventures licenses the licensed technology from the owner of BioPact Ventures called Molecular Rebar Design, LLC using a wholly-owned subsidiary called MRMedical, LLC, then sublicenses the licensed technology to us through our Patent License Agreement. Pursuant to the Patent License Agreement, BioPact Ventures grants us an irrevocable and non-assignable license to the licensed technology. Included in the Patent License Agreement is the right to: (1) use and modify the licensed technology through all means,

and (2) subject to BioPact Ventures' express written approval, sublicense the licensed technology to third parties. In addition, pursuant to the terms of the Patent License Agreement, we agree to provide BioPact Ventures with all information and intellectual property we possess that is related to MR or MGMR, and we grant a license to BioPact Ventures to use all of our MR and MGMR intellectual property, and any enhancements thereto, solely outside of our field of medical application of the MGMR for humans. As consideration for the use of the licensed technology, we agreed to pay BioPact Ventures a royalty equal to the greater of (i) 4% of all of our revenue in a given calendar quarter or (ii) $100,000. The interest on any accrued, but unpaid royalties is 12% per annum of the balance accrued. The Patent License Agreement may only be terminated by: (1) a mutual written agreement of the parties; (2) in the event that we file a petition for bankruptcy, or (3) a material breach or default of the agreement by us.

Services Agreement

We are party to a Services Agreement, dated August 28, 2019, with BioPact Ventures. Pursuant to the Services Agreement, we retained BioPact Ventures to perform the following services for us: accounting services, intellectual property services, and research and development services. The term of the Agreement is one (1) year, after which it automatically renews for successive one (1) year periods, unless either party provides the other with a written notice of non-renewal at least fifteen (15) days before the expiration of the then-current term of the Services Agreement. As consideration for the services provided thereunder, we pay BioPact Ventures $2,750 per month in accounting fees and monthly Research and Development Payments in accordance with the parties' annual Statement of Work, together with any reimbursements due pursuant to the Services Agreement. The Services Agreement may be terminated as follows: (1) automatically upon the termination of the Supply Agreement (defined below) or Patent License Agreement, (2) a mutual and written agreement of the parties, (3) an uncured material breach of the Services Agreement, (4) insolvency or a filing of bankruptcy by either party, (5) our failure to timely pay the Research Development Payments or (6) failure of either party to approve a new annual Statement of Work concerning the services provided under the Services Agreement.

Supply Agreement

We are also party to a Supply Agreement with BioPact Ventures. Pursuant to the terms of the agreement, BioPact Ventures supplies us with MR and MGMR supplies. As consideration for the supplies provided thereunder, we agreed to pay BioPact Ventures an amount equal to four (4) times BioPact Ventures' manufacturing cost to produce MGMR. The term of the Agreement is one (1) year, after which it automatically renews for successive one (1) year periods, unless either party provides the other with a written notice of non-renewal at least fifteen (15) days before the expiration of the then-current term. We provide BioPact Ventures with a rolling 12-month forecast of our anticipated need for MR and MGMR supplies. BioPact Ventures is obligated to use commercially reasonable efforts to satisfy our forecast. We also have customary acceptance and inspection rights upon delivery of the supply shipment. We are required to convert any MR that we receive into MGMR, unless otherwise agreed in writing by the parties. In addition, we may only sell MGMR or modified MGMR to our customers. The Supply Agreement may be terminated as follows: (1) if we do not license our MR or MGMR technology to at least one (1) third party licensee pursuant to a licensing agreement that generates at least $100,000 within three years of the effective date of the Supply Agreement, (2) automatically upon the termination of the Services Agreement or Patent License Agreement, (3) a mutual written agreement of the parties, (3) an uncured material breach or default of the Supply Agreement, (4) insolvency or a filing of bankruptcy by either party, (5) our failure to timely pay the Research Development Payments or (6) failure of either party to approve a new annual Statement of Work concerning the services provided under the Services Agreement.

Competition

The biotechnology and pharmaceutical industries are characterized by rapidly advancing technologies, intense competition and a strong emphasis on proprietary products. MGMR faces unique groupings of competitive technologies depending on the application. Not all competitive technologies are relevant in each application and market. Depending on the application, competitors technologies are associated with a unique set of advantages and disadvantages which vary in magnitude relative to MGMR. While we believe that our MGMR technologies, scientific knowledge and development experience provide us with competitive advantages, we face potential competition from many different sources, including major pharmaceutical, specialty pharmaceutical and biotechnology companies,

academic institutions and governmental agencies and public and private research institutions. We also face competition from other nanomedicine platforms developing targeted therapies, including platforms focused on albumin nanoparticles, liposomes and polymeric nanoparticles.

Many of our competitors may have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals and marketing approved products than we do. Mergers and acquisitions in the pharmaceutical, biotechnology and diagnostic industries may result in even more resources being concentrated among a smaller number of our competitors. These competitors also compete with us in recruiting and retaining qualified scientific and management personnel and establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies.

The key competitive factors affecting the success of MGMR and other products that we develop, if approved, are likely to be their efficacy, safety, convenience, price, and the availability of reimbursement from government and other third-party payors.

The most common methods of treating patients with cancer are surgery, radiation and drug therapy, including chemotherapy, immunotherapy and targeted drug therapy. CAR-T has shown promise in treating cancer, particularly in patients not responding to standard chemotherapy. MGMR may reduce the cost and complexity of the CAR-T manufacturing process, which could greatly expand its accessibility and market-share, produce advantages over competing immunotherapies such as bispecific antibodies and spur development of related technologies for treating other diseases. MGMR can replace viral methods with a single, non-harmful tool for cellular gene-editing and may significantly reduce the cost-barriers of cellular therapies, such as complexity, toxicity, variability, and contamination risk of manufacturing.

Governmental/Regulatory Approval and Compliance

Our business has been and will continue to be subject to the U.S. Food and Drug Administration laws and other various U.S. laws and regulations. Failure to comply with these laws and regulations could subject us to administrative and legal proceedings and actions by these various governmental bodies. The increasingly complex and rapidly changing legal and regulatory environment creates additional challenges for our ethics and compliance programs. Our ability to continue to meet these challenges could have an impact on our legal, reputational and business risk.

Since MGMR will only be used to modify cells outside the body, we are not required to register MGMR with the FDA, as it is a tool to make the active compound. However, our future licensees, who are the formulators of CAR-T, will have to register use of MR with the FDA. Accordingly, the use of our product by third party licensees will be subject to substantial regulation by the FDA.

Litigation

There are no existing legal suits pending, or to our knowledge, threatened, against our company, which would have a material effect on the business of our company.

Other

Our principal address 13477 Fitzhugh Road, Austin, Texas, 78736.

We conduct business in Texas.

Because this Form C/A focuses primarily on information concerning our company rather than the industry in which we operate, potential investors may wish to conduct their own separate investigation of our industry to obtain greater insight in assessing our prospects.

A copy of the Platform offering page and our investor pitch deck are attached to this Form C/A as Exhibit B and Exhibit D, respectively. You are encouraged to carefully review these exhibits to learn more about the business of our company, its industry and future plans and prospects. These exhibits are incorporated by reference into this Form C/A.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8.   **Discuss the material factors that make an investment in the issuer speculative or risky:**

An investment in the Company involves a high degree of risk. You should carefully consider the risks described above and those below before deciding to purchase any securities in this offering. If any of these risks actually occurs, our business, financial condition or results of operations may suffer. As a result, you could lose part or all of your investment.

Risks Related to the Company

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

We were incorporated under the laws of the State of Nevada on August 28, 2019. We have limited operations and no operating revenue to date. We are in the development stage, and our future operations are subject to all of the risks inherent in the establishment of a new business enterprise. The likelihood of the success of our company must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with the development of an entity in the business of providing intracellular transport systems for use in delivering gene-editing chemistry, proteins, genetic materials and pharmaceutically active agents to the surface or interior of human or other cells. There can be no assurance that we will be able to generate revenues, that future revenues will be significant, that any sales will be profitable or that we will have sufficient funds available to complete our marketing and development programs or to market any new products which we may develop. We currently have operating losses, have no substantive source of operating revenue, are unable to self-finance operations, have limited resources, and there can be no assurance that we will be able to develop such revenue sources or that our operations will become profitable, even if we are able to commercialize our products and build brand awareness.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services and maintaining the integrity of the data that supports the safety and efficacy of our products.

Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

We may implement new lines of business or offer new products and services within existing lines of business.

There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, the Company is dependent on Kurt Swogger, who is the President and CEO, and Randy Kinsel, who is the Secretary and Treasurer of the Company. The loss of Kurt Swogger and Randy Kinsel or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

If we or our licensors are unable to obtain and maintain patent protection for our technology and products, or if the scope of the patent protection obtained is not sufficiently broad, competitors could develop and commercialize technology and products similar or identical to ours, and our ability to successfully commercialize our technology and products may be impaired.

Our success depends in large part on our (or our licensor's) ability to obtain and maintain patent and other intellectual property protection in the United States and other countries with respect to our proprietary technology and products. Our licensors' seek to protect our proprietary position by filing patent applications in the United States and abroad related to their novel technologies and drug candidates.

The patent prosecution process is expensive and time-consuming, and our licensors may not be able to file and prosecute all necessary or desirable patent applications at a reasonable cost, in a timely manner, or in all jurisdictions. It is also possible that our licensors will fail to identify patentable aspects of our or their research and development output before it is too late to obtain patent protection. Moreover we do not have the right to control the preparation, filing and prosecution of patent applications, or to maintain the patents, covering technology that we license from third party licensors. We may also require the cooperation of our licensors in order to enforce the licensed patent rights, and such cooperation may not be provided. Therefore, these patents and applications may not be prosecuted and enforced in a manner consistent with the best interests of our business.

The patent position of biotechnology companies generally is highly uncertain, involves complex legal and factual questions and has in recent years been the subject of much litigation. In addition, the laws of foreign countries may not protect our rights to the same extent as the laws of the United States and our licensors may fail to seek or obtain patent protection in all major markets. For example, European patent law restricts the patentability of methods of treatment of the human body more than United States law does. Publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until 18 months after filing, or in some cases not at all. Therefore, we cannot know with certainty whether our licensors were the first to make the inventions claimed in their owned patents or pending patent applications, or that our licensors were the first to file for patent protection of such inventions. As a result, the issuance, scope, validity, enforceability and commercial value of our or our licensors' patent rights are highly uncertain. Our

and our licensors' pending and future patent applications may not result in patents being issued which protect our and our licensors' technology or products, in whole or in part, or which effectively prevent others from commercializing competitive technologies and products. Changes in either the patent laws or interpretation of the patent laws in the United States and other countries may diminish the value of our licensors' patents or narrow the scope of our patent protection.

Recent patent reform legislation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents. On September 16, 2011, the Leahy-Smith America Invents Act, or the Leahy-Smith Act, was signed into law. The Leahy-Smith Act includes a number of significant changes to United States patent law. These include provisions that affect the way patent applications are prosecuted and may also affect patent litigation. The U.S. Patent and Trademark Office, or U.S. PTO, recently developed new regulations and procedures to govern administration of the Leahy-Smith Act, and many of the substantive changes to patent law associated with the Leahy-Smith Act, and in particular, the first to file provisions, only became effective on March 16, 2013. Accordingly, it is not clear what, if any, impact the Leahy-Smith Act will have on the operation of our business. However, the Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents, all of which could have a material adverse effect on our business and financial condition.

The issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability, and our owned and licensed patents may be challenged in the courts or patent offices in the United States and abroad. Such challenges may result in loss of exclusivity or freedom to operate or in patent claims being narrowed, invalidated or held unenforceable, in whole or in part, which could limit our ability to stop others from using or commercializing similar or identical technology and products, or limit the duration of the patent protection of our technology and products. As a result, our owned and licensed patent portfolio may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours.

We may become involved in lawsuits to protect or enforce our or our licensors' patents or other intellectual property, which could be expensive, time- consuming and ultimately unsuccessful.

Competitors may infringe issued patents or other intellectual property that is licensed to us. To counter infringement or unauthorized use, we or our licensors may be required to file infringement claims, which can be expensive and time-consuming. Any claims we or our licensors assert against perceived infringers could provoke these parties to assert counterclaims against us alleging that we or our licensors infringe their intellectual property. In addition, in a patent infringement proceeding, a court may decide that a patent of our licensor is invalid or unenforceable, in whole or in part, construe the patent's claims narrowly or refuse to stop the other party from using the technology at issue on the grounds that our patents do not cover the technology in question. An adverse result in any litigation proceeding could put one or more of our licensed patents at risk of being invalidated or interpreted narrowly, which could adversely affect us and our collaborators.

If we fail to comply with our obligations in our intellectual property licenses with third parties, we could lose rights that are important to our business.

We are party to a key license agreement that imposes, and we may enter into additional licensing and funding arrangements with third parties that may impose, diligence, development and commercialization timelines, milestone payment, royalty, insurance and other obligations on us. Under our existing licensing agreement, we are obligated to pay royalties of revenues to the extent they are covered by the agreement. If we fail to comply with our obligations under current or future license agreements, our counterparties may have the right to terminate these agreements, in which event we might not be able to develop, manufacture or market any product that is covered by these agreements or may face other penalties under the agreements. Such an occurrence could materially adversely affect the value of drug candidates being developed using rights licensed to us under any such agreement. Termination of these agreements or reduction or elimination of our rights under these agreements may result in our having to negotiate new or reinstated agreements with less favorable terms, or cause us to lose our rights under these agreements, including our rights to important intellectual property or technology.

If we are unable to protect the confidentiality of our trade secrets, our business and competitive position would be harmed.

In addition to seeking patents for some of our licensed technology, we also rely on trade secrets, including unpatented know- how, technology and other proprietary information, to maintain our competitive position. We seek to protect these trade secrets, in part, by entering into non-disclosure and confidentiality agreements with parties who have access to them, such as our employees, corporate collaborators, outside scientific collaborators, contract manufacturers, consultants, advisors and other third parties. We also seek to enter into confidentiality and invention or patent assignment agreements with our employees and consultants. Despite these efforts, any of these parties may breach the agreements and disclose our proprietary information, including our trade secrets, and we may not be able to obtain adequate remedies for such breaches. Our trade secrets may also be obtained by third parties by other means, such as breaches of our physical or computer security systems. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive and time-consuming, and the outcome is unpredictable. In addition, some courts inside and outside the United States are less willing or unwilling to protect trade secrets. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor, we would have no right to prevent them, or those to whom they communicate it, from using that technology or information to compete with us. If any of our trade secrets were to be disclosed to or independently developed by a competitor, our competitive position would be harmed.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in the U.S.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

Successful development of our products is uncertain.

The products that we expect to develop are based on processes and methodologies that are not currently widely employed. Our development of current and future products are subject to the risks of failure and delay inherent in the development of new products and products based on new technologies, including delays in product development, testing, or manufacturing; unplanned expenditures in product development, testing, or manufacturing, a failure to receive regulatory approvals, the inability to manufacture on our own, or through any others, products on a commercial scale, or failure to achieve market acceptance, and the emergence of superior or equivalent products.

Because of these risks, our research and development efforts may not result in any commercially viable products. If a significant portion of these development efforts are not successfully completed, required regulatory approvals are not obtained, or any approved products are not commercially successfully, our business, financial condition, and results of operations may be materially harmed.

Political, economic and regulatory influences are subjecting the healthcare industry to potential fundamental changes that could substantially affect our results of operations.

Government and private sector initiatives to limit the growth of healthcare costs, including price regulation, competitive pricing, coverage and payment policies, comparative effectiveness of therapies, technology assessments and alternative payment models, are continuing in countries where we do business, including the U.S. These changes are causing the marketplace to put increased emphasis on the delivery of more cost-effective treatments. As a U.S. headquartered Company with most of our future sales being expected to come from the U.S., this healthcare reform legislation will materially impact us. Certain provisions of the legislation will not be effective for a number of years and it is unclear what the full impact of the legislation will be. Provisions of this legislation, including Medicare provisions aimed at improving quality and decreasing costs, comparative effectiveness research, an independent payment advisory board, and pilot programs to evaluate alternative payment methodologies, could meaningfully change the way healthcare is developed and delivered, and may adversely affect our business and results of operations.

Further, we cannot predict what healthcare programs and regulations will be ultimately implemented at the federal or state level, or the effect of any future legislation or regulation in the U.S. or internationally. However, any changes that lower reimbursements for our products, reduce medical procedure volumes or increase cost containment pressures on us or other participants in the healthcare industry could adversely affect our business and results of operations.

Products that we manufacture, source, distribute or market are required to comply with regulatory requirements.

To lawfully operate our businesses, we are required to hold permits, licenses and other regulatory approvals from, and to comply with operating and security standards of, governmental bodies. Failure to maintain or renew necessary permits, licenses or approvals, or noncompliance or concerns over noncompliance may result in suspension of our ability to distribute, import or manufacture products or criminal and civil sanctions and could have an adverse effect on our results of operations and financial condition.

Although we are not required to register MGMR with U.S. Food and Drug Administration ("FDA") since it is a tool used to make the active compound our future third party licenses will be subject to substantial regulation by the FDA and other regulatory authorities globally.

Since MGMR will only be used to modify cells outside the body, we are not required to register MGMR with the FDA as it is a tool to make the active compound. However, our future licensees who are the formulators of CAR-T will have to register use of MR with the FDA. Accordingly, the use of our product by third party licensees will be subject to substantial regulation by the FDA.

Any new licensee product must undergo lengthy and rigorous testing and other extensive, costly and time-consuming procedures mandated by FDA and foreign regulatory authorities. Changes to current products may be subject to vigorous review, including additional 510(k) and other regulatory submissions, and approvals are not certain. Our licensees' facilities must be approved and licensed prior to production and remain subject to inspection from time to time thereafter. Failure to comply with the requirements of FDA or other regulatory authorities, including a failed inspection or a failure in our licensees' adverse event reporting system, could result in adverse inspection reports, warning letters, product recalls or seizures, monetary sanctions, injunctions to halt the manufacture and distribution of licensee products, civil or criminal sanctions, refusal of a government to grant approvals or licenses, restrictions on operations or withdrawal of existing approvals and licenses. Any of these actions could cause our licensees to lose the confidence of their customers in the licensees' products, which could adversely affect our sales and results of operations as our sales and results of operations are dependent upon royalty revenue from our clients.

The commercial success of our products will depend in part upon the level of reimbursement our licensees receive from third parties for the cost of their products to users
.
The commercial success of any licensee product will depend, in part, on the extent to which reimbursement for the costs of licensee products and related treatments will be available from third-party payors such as government health administration authorities, private health insurers, managed care programs, and other organizations. Adequate third-party insurance coverage may not be available for our licensees to establish and maintain price levels that are sufficient for them to continue their business or for realization of an appropriate return on investment in product development. The result of this occurring would be to reduce our royalty revenues from our licensee customers which could have a material adverse effect on our business, financial condition and prospects.

If our future licensees are not able to obtain, or if there are delays in obtaining, required regulatory approvals, our licensees will not be able to commercialize their drug candidates or will not be able to do so as soon as anticipated, and our ability to generate royalty revenue from our licensees will be materially impaired.

Our licensees' products and the activities associated with their development and commercialization, including their design, testing, manufacture, safety, efficacy, recordkeeping, labeling, storage, approval, advertising, promotion, sale and distribution, are subject to comprehensive regulation by the FDA and other regulatory agencies in the United States and by the EMA and similar regulatory authorities outside the United States. Failure to obtain marketing approval for our licensees' products will prevent them from commercializing their products. We have not yet licensed our products to any licensee. Therefore, none of our future licensees have received approval to market any of their products which contain our transport mechanism from regulatory authorities in any jurisdiction.

Securing marketing approval requires the submission of extensive preclinical and clinical data and supporting information to regulatory authorities for each therapeutic indication to establish the drug candidate's safety and efficacy. Securing marketing approval also requires the submission of information about the product manufacturing process to, and inspection of manufacturing facilities by, the regulatory authorities. Our future licensees' products may not be effective, may be only moderately effective or may prove to have undesirable or unintended side effects, toxicities or other characteristics that may preclude their obtaining marketing approval or prevent or limit commercial use. For example, new cancer drugs frequently are indicated only for patient populations that have not responded to an existing therapy or have relapsed. If our future licensee's products with a cancer indication receives marketing approval, the accompanying label may limit the approved use of our drug in this way, which could limit sales of the product and thereby have a negative effect on the level of royalties that we receive for licensing our technology to our future licensees and also negatively impact our results of operations and financial condition.

The process of obtaining marketing approvals, both in the United States and abroad, is expensive and may take many years. If additional clinical trials are required for certain jurisdictions, these trials can vary substantially based upon a variety of factors, including the type, complexity and novelty of the products involved, and may ultimately be unsuccessful. Changes in marketing approval policies during the development period, changes in or the enactment of additional statutes or regulations, or changes in the regulatory review process for each submitted product application, may cause delays in the review and approval of an application. Regulatory authorities have substantial discretion in the approval process and may refuse to accept a marketing application as deficient or may decide that our data is insufficient for approval and require additional preclinical, clinical or other studies. In addition, varying interpretations of the data obtained from preclinical and clinical testing could delay, limit or prevent marketing approval of a drug candidate. Any marketing approval our future licensees ultimately obtain may be limited or subject to restrictions or post-approval commitments that render the approved product not commercially viable.

The FDA and other regulatory authorities are monitoring whether nanotechnology-based therapeutics pose any specific health and human safety risks. In June 2014, the FDA issued guidance providing that it will address issues such as safety, effectiveness, public heath impact, and regulatory status of nanotechnology products on a case-by-case basis using the FDA's existing review processes. It is possible that the FDA or other regulatory authorities could issue additional guidance or regulations in the future regarding nanotechnology-based therapeutics that could adversely affect our future licensees' drug candidates.

If our future licensees experience delays in obtaining approval or if they fail to obtain approval of their drug candidates, the commercial prospects for their drug candidates may be harmed and their ability to generate revenues will be materially impaired, which would result in a material impairment in our ability to generate royalty revenue from them.

We face significant competition from other biotechnology companies.
Our MGMR product faces unique groupings of competitive technologies depending on the application. Not all competitive technologies are relevant in each application and market. Depending on the application, competitors technologies are associated with a unique set of advantages and disadvantages which vary in magnitude relative to MGMR. We face potential competition from many different sources, including major pharmaceutical, specialty pharmaceutical and biotechnology companies, academic institutions and governmental agencies and public and private research institutions. We also face competition from other nanomedicine platforms developing targeted therapies, including platforms focused on albumin nanoparticles, liposomes and polymeric nanoparticles.

Many of our competitors may have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals and marketing approved products than we do. Mergers and acquisitions in the pharmaceutical, biotechnology and diagnostic industries may result in even more resources being concentrated among a smaller number of our competitors. These competitors also compete with us in recruiting and retaining qualified scientific and management personnel and establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies.

Our manufacturing activity is subject to certain risks.

We may manufacture the products sold to our customers in a location to be obtained in the future. As a result, we may be dependent upon the uninterrupted and efficient operation of our manufacturing facility and our distribution facilities throughout the country. Our manufacturing facilities and distribution facilities may be subject to the risk of catastrophic loss due to, among other things, earthquake, fire, flood, terrorism or other natural or man-made disasters, as well as occurrence of significant equipment failures. If any of these facilities were to experience a catastrophic loss, it would be expected to disrupt our operations and could result in personal injury or property damage, damage relationships with our customers or result in large expenses to repair or replace the facilities or systems, as well as result in other liabilities and adverse impacts.

We may contract with third-party manufacturers to produce our products in the future in accordance with our specifications and standards. These contract manufacturers are subject to the same risks as our manufacturing facility as noted above. While we plan to implement stringent quality control procedures to verify that our contract manufacturers comply with our specifications and standards, we will not have full control over their manufacturing activities. Any difficulties, delays and defects in our products resulting from the activities of our contract manufacturers may have an adverse effect on our business and results of operations.

We are dependent on our collaborative agreements for the development of products and business development, which exposes us to the risk of reliance on the viability of third parties.
In conducting our research and development activities, we will in the future rely on collaborative agreements with third parties such as manufacturers, contract research organizations, commercial partners, universities, governmental agencies and not-for-profit organizations for both strategic and financial resources. The loss of, or failure to perform by us or our partners under, any applicable agreements or arrangements, or our failure to secure additional agreements for other products in development, would substantially disrupt or delay our research and development and commercialization activities. Any such loss would likely increase our expenses and materially harm our business, financial condition and results of operation.

Reliance on third-party relationships and outsourcing arrangements could adversely affect our business.

We utilize third parties, including suppliers, alliances with other pharmaceutical and biotechnology companies, and third-party service providers, for selected aspects of product development, the manufacture and commercialization of certain products, support for information technology systems, and certain financial transactional processes. Outsourcing these functions involves the risk that the third parties may not perform to our standards or legal requirements, may not produce reliable results, may not perform in a timely manner, may not maintain the confidentiality of our proprietary information, or may fail to perform at all. Failure of these third parties to meet their contractual, regulatory, confidentiality, or other obligations to us could have a material adverse effect on our business.

The forecasts of market growth included in our business plan and investor presentations may prove to be inaccurate, and even if the markets in which we compete achieve the forecasted growth, we cannot assure you our business will grow at similar rates, if at all.

Growth forecasts are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate. The forecasts in our business plan and investor presentations may prove to be inaccurate. Even if these markets experience the forecasted growth described in our business plan, we may not grow our business at similar rates, or at all. Our growth is subject to many factors, including our success in implementing our business strategy, which is subject to many risks and uncertainties. Accordingly, the forecasts of market growth included in our business plan should not be taken as indicative of our future growth.

We will need additional financing to execute our business plan, which we may not be able to secure on acceptable terms, or at all.

We will require additional financing in the near and long term to fully execute our business plan. Our success depends on our ability to raise such additional financing on reasonable terms and on a timely basis. Conditions in the economy and the financial markets may make it more difficult for us to obtain necessary additional capital or financing on acceptable terms, or at all. If we cannot secure sufficient additional financing, we may be forced to forego strategic

opportunities or delay, scale back or eliminate further development of our goals and objectives, operations and investments or employ internal cost savings measures.

We plan to obtain insurance that may not provide adequate levels of coverage against claims.

We plan to obtain insurance customary for businesses of our size and type. However, there are types of losses we may incur that cannot be insured against or that we believe are not economically reasonable to insure. Such losses could have a material adverse effect on our business and results of operations.

Risks Related to the Company's Securities and this Offering

Affiliates of our company, including officers, directors and existing stockholder of our company, may invest in this offering and their funds will be counted toward our achieving the minimum amount.

There is no restriction on our affiliates, including our officers, directors and existing stockholders, investing in the offering. As a result, it is possible that if we have raised some funds, but not reached the minimum amount, affiliates can contribute the balance so that there will be a closing. The minimum amount is typically intended to be a protection for investors and gives investors confidence that other investors, along with them, are sufficiently interested in the offering and our company and its prospects to make an investment of at least the minimum amount. By permitting affiliates to invest in the offering and make up any shortfall between what non-affiliate investors have invested and the minimum amount, this protection is largely eliminated. Investors should be aware that no funds other than their own and those of affiliates investing along with them, may be invested in this offering.

We intend to use some of the proceeds from the offering for unspecified working capital.

This means that we have ultimate discretion to use this portion of the proceeds as we see fit and have chosen not to set forth any specific uses for you to evaluate. The net proceeds from this offering will be used for the purposes, which our management deems to be in our best interests in order to address changed circumstances or opportunities. As a result of the foregoing, our success will be substantially dependent upon our discretion and judgment with respect to application and allocation of the net proceeds of this offering. We may choose to use the proceeds in a manner that you do not agree with and you will have no recourse. A use of proceeds that does not further our business and goals could harm our company and its operations and ultimately cause you to lose all or a portion of your investment.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The securities being sold in this offering will not be freely tradable until one year from the initial purchase date. Although our securities may be tradable under federal securities law, state securities regulations may apply, and each investor should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for our securities. Because our securities have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, our securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the securities may also adversely affect the price that you might be able to obtain for our securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each investor in this offering will be required to represent that it is purchasing the securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the offering nor the securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to us.

No governmental agency has reviewed or passed upon this offering, our company or any Securities of our company. We also have relied on exemptions from securities registration requirements under applicable state securities laws. Investors, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment

There is no assurance that an investor will realize a return on its investment or that it will not lose its entire investment. For this reason, each investor should read the Form C/A and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A majority of our company is owned by a small number of owners.

Prior to the offering our officers, directors and those of our stockholders who own ten percent or more of our securities collectively own directly or indirectly 100% of our company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law in the case of our officers and directors, these stockholders may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant company transactions, and will have significant control over our management and policies. These control persons may have interests that are different from yours. For example, they may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of our company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for our company. In addition, this owner could use his voting influence to maintain the Company's existing management, delay or prevent changes in control of our company, or support or reject other management and board proposals that are subject to owner approval.

We have the right to extend the offering deadline.

We may extend the offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while we attempt to raise the minimum amount even after the offering deadline stated in this offering statement is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new offering deadline is reached without our company receiving the minimum amount, at which time committed funds will become immediately available for withdrawal from the investor's brokerage account maintained with the Intermediary without interest or deduction, or until we receive the minimum amount, at which time it will be released to us to be used as set forth herein. Upon or shortly after release of such funds to us, the securities will be issued and distributed to you.

Your ownership of the shares will be subject to dilution.

If we conduct subsequent offerings of securities, issue shares pursuant to a compensation or distribution reinvestment plan or otherwise issues additional shares, investors who purchase securities in this offering who do not participate in those other stock issuances will experience dilution in their percentage ownership of our company's outstanding shares. Furthermore, shareholders may experience a dilution in the value of their underlying shares depending on the terms and pricing of any future share issuances (including the underlying shares being sold in this offering) and the value of the our assets at the time of issuance.

Management has discretion over proceeds of this offering.

We expect to use the net proceeds of this offering, over time, for general marketing and advertising, leasing costs, debt repayment and general working capital. However, we have no current specific plans for the net proceeds of this offering other than as outlined in the use of proceeds section of this offering statement. As a result, our management will have the discretion to allocate the net proceeds to uses that investors may not deem desirable. There can be no assurance that the net proceeds can or will be invested to yield a significant return.

The securities will be equity interests in our company and will not constitute indebtedness.

The securities will rank junior to all existing and future indebtedness and other non-equity claims on our company with respect to assets available to satisfy claims on the Company, including in a liquidation of our company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments of dividends with respect to the securities and dividends are payable only if, when and as authorized and declared by us and depend on, among other matters, our historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors our board of directors deems relevant at the time. In addition, there is no limit on the amount of debt or other obligations we may incur in the future. Accordingly, we may incur substantial amounts of additional debt and other obligations that will rank senior to the securities, which are the most junior securities of our company.

There can be no assurance that we will ever provide liquidity to investors through either a sale of our company or a registration of the securities.

There can be no assurance that any form of merger, combination, or sale of our company will take place, or that any merger, combination, or sale would provide liquidity for investors. Furthermore, we may be unable to register the securities for resale by investors for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, investors could be unable to sell their securities unless an exemption from registration is available.

The offering price in this offering may not represent the value of our securities.

The price of the securities being sold in this offering has been determined based on a number of factors and does not necessarily bear any relationship to our book value, assets, operating results or any other established criteria of value. Prices for our securities may not be indicative of the fair market value of our securities now or in the future.

THE OFFERING

9.   **What is the purpose of the offering?**

The purpose of the offering is to raise capital for our licensing fee, advertising and general marketing of this offering and of our product, lease deposit and general working capital. In addition, the proceeds from this offering will be used to pay for legal and accounting costs.

10.   **How does the issuer intend to use the proceeds of this offering?**

	If Target Offering Amount is Sold	If Maximum Amount is Sold[1][2]
Total Proceeds	$20,000	$1,070,000
Less: Offering Expenses		
(A) **Intermediary Commissions (7%)**	$1,400	$74,900
(B) **Legal Expenses**	$5,000	$5,000
(C) **Accounting Expenses**	$5,000	$5,000
(D) **Miscellaneous Offering Expenses**	$3,000	$3,000
Net Proceeds	$5,600	$982,100
Use of Net Proceeds		
(E) **Advertising and Marketing of this Offering and of our Product**	$3,300	$200,000
(F) **General Working Capital**	$2,300	$782,100
Total Use of Net Proceeds	**$5,600**	**$982,100**

(1) We will accept proceeds in excess of the target offering amount of $20,000. We will allocate oversubscriptions on a first come first served basis. We will use the oversubscribed amount up to $1,070,000 in the manner described in the above table.

(2) The above figures represent only estimated costs. This expected use of net proceeds from this offering represents our intentions based upon our current plans and business conditions. The amounts and timing of our actual expenditures may vary significantly depending on numerous factors, including the status of and results from operations. As a result, our management will retain broad discretion over the allocation of the net proceeds from this offering. We may find it necessary or advisable to use the net proceeds from this offering for other purposes, and we will have broad discretion in the application of net proceeds from this offering. Furthermore, we anticipate that we will need to secure additional funding for the fully implement our business plan. Please see section entitled "Risk Factors."

11.   **How will the issuer complete the transaction and deliver securities to the investors?**

The transaction between the issuer and the investor will be completed through the EquiFund Crowd Funding Portal, Inc. online platform, located at www.EquiFundcfp.com. EquiFund Crowd Funding Portal, Inc. will serve as the intermediary.

Upon acceptance of your subscription by our company and delivery of the subscription amount into the escrow account, you will be able to download a fully signed copy of the subscription agreement and a confirmation of your investment and the number of shares of our common stock acquired by you.

12.   **How can an investor cancel an investment commitment?**

Investors may cancel an investment commitment at any time up to the cancellation deadline, which occurs at 5:00 p.m. New York time, 48 hours prior to the offering deadline identified in these offering materials, which is February 12, 2021.

Cancellation instructions can be found in the EquiFund investor dashboard. Investors may cancel their investment commitment by sending an email to **biopactctinvestor**@equifundcfp.com. stating their intent to cancel the investment commitment. The investment commitment will be considered cancelled at that time, and the investor will be contacted directly by EquiFund with further information. If Investor's investment commitment is cancelled, the corresponding investment shall be refunded to Investor without deduction for any fee, commission or expense, and without accrued interest with respect to any money received.

Early Closing

If the target amount is reached prior to the offering deadline, the issuer may conduct an early closing. In the event that the issuer conducts an early closing, investors shall receive notice of such early closing as well as the new closing date, or the Early Closing Date. Investors shall have the right to cancel and shall have their investment commitment at any time and for any reason up until 48 hours prior to the Early Closing Date. After the target amount has been raised, the intermediary and the issuer may agree to hold multiple closings on a rolling basis.

Material Changes

If there is a material change to the terms of the offering or to the information provided by the issuer in connection therewith, EquiFund will send notice to each investor of such material change and inform the investor that the investment commitment will be cancelled unless the investor reconfirms their investment commitment within five business days. If any Investor fails to reconfirm their investment commitment within the reconfirmation period, the investment commitment will be cancelled automatically and EquiFund will send to each investor, within five business days after initial notice of the material change, a notification that the investment commitment was cancelled and a direct the refund of the investment.

No Closings

If the Company fails to reach the target offering amount by the offering deadline, each investor's investment commitment will be cancelled automatically and EquiFund will direct refund of each cancelled investment to the investor within five business days.

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13.   **Describe the terms of the securities being offered.**

Terms of the Offering

We are offering up to 690,322 shares of our common stock for $1,070,000.00. We are attempting to raise a minimum amount of $20,000 in this offering, which we refer to as the minimum amount or target amount. We must receive commitments from investors in an amount totaling the minimum amount by February 12, 2021, which we refer to as the offering deadline, in order to receive any funds. If the sum of the investment commitments does not equal or exceed the minimum amount by the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled, and committed funds will be returned without interest or deductions. We have the right to extend the offering deadline at our discretion. We will accept investments in excess of the minimum amount up to $1,070,000.00, which we refer to as the maximum amount, and the additional securities will be allocated as set forth in Question 10 of this Form C/A.

The price of the securities does not necessarily bear any relationship to our company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the securities.

In order to purchase the securities, you must make a commitment to purchase by completing the subscription agreement. Investor funds will be held in escrow with Prime Trust, who we refer to as the escrow agent, until the minimum amount of investments is reached. Investors may cancel an investment commitment until 48 hours prior to the offering deadline or the closing, whichever comes first using the cancellation mechanism provided by the Intermediary. We will notify investors when the minimum amount has been reached. If we reach the minimum amount prior to the offering deadline, we may close the offering at least five (5) days after reaching the minimum amount and providing notice to the investors. If any material change (other than reaching the minimum amount) occurs related to the offering prior to the offering deadline, we will provide notice to investors and receive reconfirmations from investors who have already made commitments. If an investor does not reconfirm his or her investment commitment after a material change is made to the terms of the offering, the investor's investment commitment will be cancelled, and the committed funds will be returned without interest or deductions. If an investor does not cancel an investment commitment before the minimum amount is reached, the funds will be released to our company upon closing of the offering, and the investor will receive the securities in exchange for his or her investment. Any investor funds received after the initial closing will be released to us upon a subsequent closing, and the investor will receive securities via digital registry in exchange for his or her investment as soon as practicable thereafter.

Subscription agreements are not binding on us until accepted by us. We reserve the right to reject, in whole or in part, in our sole and absolute discretion, any subscription. If we reject a portion of any subscription, the applicable prospective investor's funds will be returned without interest or deduction.

The price of the securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $ 465.

The Offering is being made through EquiFund Crowd Funding Platform, Inc., the Intermediary.

Commission/Fees

7.0% of the amount raised in the offering.

Stock, Warrants and Other Compensation

The intermediary will receive a number of shares of our common stock equal to 7% of the shares sold in the offering.

Transfer Agent and Registrar

We will act as transfer agent and registrar for the securities, which will be set forth in a stock ledger. No physical certificates will be delivered.

Restrictions on Transfer

Any securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such securities during the one-year holding period beginning when the securities were issued, unless such securities are transferred: (1) to the Company, (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, (3) as part of an IPO or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law and includes adoptive relationships. Remember that although you may legally be able to transfer the securities, you may not be able to find another party willing to purchase them.

14.   **Do the securities offered have voting rights? [X] Yes [ ] No**

Holders of our common stock are entitled to one vote per share of common stock held.

15.   **Are there any limitations on any voting or other rights identified above? [ ] Yes [X] No**

We do not have any voting agreements or shareholder/equity holder agreements in place.

16.   **Explain how the terms of the securities being offered may be modified?**

The rights of the holders of common stock of our company may only be modified by the majority vote of the shares of common stock of our company outstanding and entitled to vote, unless a greater number of voting shares is required by applicable law.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

Description of Issuer's Securities

17.   **What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.**

The only securities of our company that are outstanding are common stock. The total amount of common stock issued and outstanding prior to this offering is 19,129,032 shares of common stock.

We may also offer preferred stock, or other debt or equity securities, including derivative securities like options, warrants and convertible debentures or notes in the future.

We reserve the right to sell our securities in a private placement transaction that occurs concurrent with this offering. Those securities may be SAFE securities (simplified agreement for future equity), preferred stock, convertible notes or other securities. Any securities that we sell for cash to investors in a private placement while this offering is ongoing will have a conversion cap, liquidation preference, conversion price, price or similar valuation mechanism that is based upon a valuation for our company equal to the valuation at which securities are being sold in this offering or higher. Investors should be aware that the securities that we sell in a concurrent private placement may have a liquidation preference, security interest, sinking fund, redemption provision or similar right that is senior to your rights as a common stockholder of this company and, accordingly, such other securities may be superior to our common stock in various ways even though they are being sold at the same valuation as we are selling our common stock in this offering.

18. **How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?**

The shares of our common stock being issued in this offering do not have anti-dilution rights, which means that future equity financings or other issuances of securities will dilute the ownership percentage that the investor will have in the company. It also means that if future financing rounds are done at a lower valuation, you will not receive the benefit of additional shares so that your valuation will remain the same. If we issue any shares of preferred stock or any debt securities in the future and, thereafter there is a liquidation of our company or sale of our company, the holders of such preferred stock or debt securities would have a preference in the payment of amounts owed to them such that you may not receive a large portion of (or any of) the assets, including any cash, to be distributed in liquidation.

19. **Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?** [ ] Yes [X] No

20. **How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered.**

If the principal shareholders exercise their voting rights, then the minority shareholders will have no ability to override the principal shareholders' votes. As a minority shareholder in the company, you will have limited ability, if at all, to influence our policies or any other corporate matters.

21. **How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.**

The securities being offered have been arbitrarily valued. Also, see the "The offering price in this offering may not represent the value of our securities" risk factor.

22. **What are the risks to purchasers of the securities relating to minority ownership in the issuer?**

As a minority shareholder in our company, you will have limited ability, if at all, to influence our policies or any other corporate matters such as amendments to our articles of incorporation, the creation of securities that are senior to the common stock being offered, mergers, the sale of all or substantially all of our assets, the election of board members, the liquidation or dissolution of our company and all other major corporate events.

23. **What are the risks to purchasers associated with corporate actions including: additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?**

The securities do not have anti-dilution rights, which means that corporate actions, including: additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets, or transactions with related parties could dilute the ownership percentage that the Investor may eventually have in the Company. Furthermore, if future issuances of securities are accomplished at a lower valuation than the valuation used for this offering (i.e., a down round), your valuation will remain the same as you have no price based anti-dilution protection.

24. **Describe the terms of any indebtedness of the issuer.**

We had outstanding debt of $200,000, which is owed to our parent company, BioPact Ventures, LLC. The funds were used for setup costs and development of the CAR-T technology. The interest-free loan was originally set to mature on May 31, 2020, but the maturity date was subsequently extended to November 30, 2020 by mutual agreement of the parties thereto. On October 8, 2020, we entered into a cancellation agreement, pursuant to which BioPact Ventures agreed to cancel the $200,000 promissory note in exchange for 129,032 shares of our common stock. Accordingly, this promissory note was cancelled and we currently have no indebtedness for borrowed money.

25. **What other exempt offerings has the issuer conducted within the past three years?**

Other than the issuance of 19,000,000 shares of our common stock to our founding stockholder, BioPact Ventures, at the time of our formation pursuant to a patent sublicense agreement and the issuance of 129,032 shares to BioPact Ventures pursuant to a cancellation agreement whereby BioPact Ventures agreed to forgive our repayment obligation under a $200,000 promissory note, we have not conducted any exempt offerings since inception. The offering of the aforementioned shares to BioPact Ventures was exempt under Section 4(a)(2) of the Securities Act.

26. **Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest: (1) any director or officer of the issuer; (2) any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (3) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (4) any immediate family member of any of the foregoing persons. If yes, for each such transaction, disclose the following:**

See Question 7 - "Intellectual Property" for a description of our Patent Licensing Agreement, Services Agreement and Supply Agreement.

The Company was also obligated under a promissory note in the principal amount of $200,000 in favor of its parent company, BioPact Ventures, LLC. Under the terms of the promissory note, the Company borrowed $200,000 from BioPact Ventures, LLC for setup costs and development of the CAR-T technology. On October 8, 2020, the Company entered into a cancellation agreement pursuant to which BioPact Ventures agreed to forgive the Company's obligation to repay the $200,000 promissory note in exchange for 129,032 shares of the Company's common stock. The number of shares being issued to BioPact Ventures is equal to the principal balance of the note ($200,000) divided by the price per share of $1.55 in this offering.

FINANCIAL CONDITION OF THE ISSUER

27. **Does the issuer have an operating history?** [ ] Yes [X] No

28. **Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.**

Financial Information

Please see the restated financial information listed on the cover page of this Form C/A and attached hereto in addition to the following information. The Company is providing restated financial statements to reflect the Promissory Note in favor of its parent Company, BioPact Ventures, in the amount of $200,000, which was outstanding as of December 31, 2019 but has since been forgiven as disclosed elsewhere in this offering statement. Restated Financial statements are attached hereto as Exhibit A.

Operations

BioPact Cellular Transport, Inc. is a new company and no revenue or expenses have occurred at this point. We expect to generate revenue through licenses and MGMR sales to customers who are developing CAR-T and similar treatments.

The Company does not expect to achieve profitability for approximately the next 12 months and intends to focus on the following:

- Securing customer trials from the two CAR-T makers we have identified to date and look for more customers
- Demonstrating MGMR works on customer compounds
- Writing agreements for trial and licensing.

Liquidity and Capital Resources

The Offering proceeds are essential to our operations. We plan to use the proceeds to pay staff, repay loans, and add business development capability. The Offering proceeds will have a beneficial effect on our liquidity, as we currently have approximately $3,041 in cash on hand which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company does not have any additional sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

None.

Trends and Uncertainties

After reviewing the above discussion of the steps we intend to take, potential investors should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential investors should also assess the consequences to us of any delays in taking these steps and whether we will need additional financing to accomplish them.

The restated financial statements are an important part of this Form C/A and should be reviewed in their entirety. The restated financial statements of the Company are attached hereto as Exhibit A.

29.   **Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:**

Attached as Exhibit A to this offering statement are the unaudited reviewed restated financial statements for the period beginning on August 28, 2019 and ending on December 31, 2019.

30.   **With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of**

---

purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

 (i) in connection with the purchase or sale of any security? [___] Yes [X] No

 (ii) involving the making of any false filing with the Commission? [___] Yes [X] No

 (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? [___] Yes [X] No

If Yes to any of the above, explain:_____

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

 (i) in connection with the purchase or sale of any security? [___] Yes [X] No;

 (ii) involving the making of any false filing with the Commission? [___] Yes [X] No

 (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? [___] Yes [X] No

If Yes to any of the above, explain:_____

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

 (i) at the time of the filing of this offering statement bars the person from:

 (A) association with an entity regulated by such commission, authority, agency or officer? [___] Yes [X] No

 (B) engaging in the business of securities, insurance or banking? [___] Yes [X] No

 (C) engaging in savings association or credit union activities? [___] Yes [X] No

 (ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? [___] Yes [X] No

If Yes to any of the above, explain:_____

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

 (i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? [___] Yes [X] No

(ii) places limitations on the activities, functions or operations of such person? [___] Yes [X] No

(iii) bars such person from being associated with any entity or from participating in the offering of any penny stock? [___] Yes [X] No

If Yes to any of the above, explain:_____

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

(i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)

(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? [___] Yes [X] No

(ii) Section 5 of the Securities Act? [___] Yes [X] No

If Yes to either of the above, explain:_____

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade? [___] Yes [X] No

If Yes, explain:_____

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as   an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued? [___] Yes [X] No

If Yes, explain:_____

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations? [___] Yes [X] No

If Yes, explain:_____

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

OTHER MATERIAL INFORMATION

31.   **In addition to the information expressly required to be included in this Form, include:**

(1) any other material information presented to investors; and

---

(2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

Please see the exhibits to this offering statement, all of which have been made available to the offerees in connection with this offering.

ONGOING REPORTING

We will file a report electronically with the SEC annually and post the report on its website, no later than April 30, 2021 (120) days after the end of each fiscal year covered by the report). Once posted, the annual report may be found on our website at www.biopactct.com. We must continue to comply with the ongoing reporting requirements until (1) we are required to file reports under Section 13(a) or Section 15(d) of the Exchange Act; (2) we have filed at least one annual report pursuant to Regulation Crowdfunding and have fewer than 300 holders of record and has total assets that do not exceed $10,000,000; (3) we have filed at least three annual reports pursuant to Regulation Crowdfunding; (4) we or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or (5) we liquidate or dissolve our business in accordance with state law.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C/A and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached restated financial statements are true and complete in all material respects.

/s/ Kurt Swogger
(Signature)

Kurt Swogger
(Name)

CEO & President
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C/A has been signed by the following persons in the capacities and on the dates indicated.

/s/ Kurt Swogger
(Signature)

/s/ Kurt Swogger
(Name)

CEO & President
(Title)

October 12, 2020
(Date)

I, Kurt Swogger, being the CEO and President of BioPact Cellular Transport, Inc., a Corporation (the "Company"), hereby certify as of this that:

(i)   the accompanying unaudited restated financial statements of the Company, which comprise the balance sheet as of December 31, 2019 and the related statements of income (deficit), stockholder's equity and cash flows for the period ended December 31, 2019, and the related notes to said restated financial statements (collectively, the "Restated Financial Statement"), are true and complete in all material respects; and

(ii)   the Company was not required to file a tax return for the fiscal year ended December 31, 2018.


/s/ Kurt Swogger
(Signature)

Kurt Swogger
(Name)

CEO & President
(Title)

October 12, 2020
(Date)


EXHIBITS

Exhibit A   Restated Financial Statements
Exhibit B   Offering Page
Exhibit C   Subscription Agreement
Exhibit D   Pitch Deck
Exhibit E   Video Transcript

EXHIBIT A
Restated Financial Statements

BioPact Cellular Transport, Inc.
A Nevada Corporation

Financial Statements (Unaudited) and Independent Accountant's Review Report
December 31, 2019 (Restated)

BIOPACT CELLULAR TRANSPORT, INC.

TABLE OF CONTENTS



To the Board of Directors of
BioPact Cellular Transport, Inc.
Austin, Texas

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying financial statements of BioPact Cellular Transport, Inc. (a Nevada corporation), which comprise the balance sheet as of December 31, 2019, and the related statements of operations, changes in stockholders' deficit, and cash flows for the period from August 28, 2019 (inception) to December 31, 2019, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 2, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Artesian CPA, LLC

Artesian CPA, LLC

Denver, Colorado
February 6, 2020, October 8, 2020 with respect to Note 8.

Artesian CPA, LLC
1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

BIOPACT CELLULAR TRANSPORT, INC.
BALANCE SHEET (UNAUDITED)
As of December 31, 2019 (restated)

ASSETS

Current Assets:

Cash and cash equivalents	$	3,041
Total Current Assets		3,041
TOTAL ASSETS	$	3,041

LIABILITIES AND STOCKHOLDERS' DEFICIT

Current Liabilities:

Related Party loan (restated)	$	200,000
Total Current Liabilities		200,000

Stockholders' Deficit:

Preferred Stock, $0.0001 par value, 50,000,000 shares authorized, no shares issued and outstanding as of December 31, 2019	-
Common Stock, $0.0001 par value, 100,000,000 shares authorized, 19,000,000 shares issued and outstanding as of December 31, 2019	1,900
Additional paid-in capital	1,200
Accumulated deficit (restated)	(200,059)
Total Stockholders' Deficit	(196,959)

TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	$	3,041

kws

BIOPACT CELLULAR TRANSPORT, INC.
STATEMENT OF OPERATIONS (UNAUDITED)
For the period from August 28, 2019 (inception) to December 31, 2019

Net revenues	$	-
Cost of net revenues		-
Gross profit		-
Operating Expenses:		
General & administrative		(59)
Research & development		-
Total Operating Expenses		(59)
Loss from operations		(59)
Provision for income taxes		-
Net loss	$	(59)

BIOPACT CELLULAR TRANSPORT, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' DEFICIT (UNAUDITED)
For the period from August 28, 2019 (inception) to December 31, 2019 (restated)

| | Preferred Stock | | Common Stock | | Additional Paid-In Capital | Accumulated Deficit | Total Stockholders' Deficit |
	Number of Shares	Amount	Number of Shares	Amount			
Balance at September 9, 2019 (inception), restated	-	$ -	-	$ -	$ -	$ (200,000)	$ (200,000)
Issuance of common stock to parent	-	-	19,000,000	1,900	1,200	-	3,100
Net loss	-	-	-	-	-	(59)	(59)
Balance at December 31, 2019	-	$ -	19,000,000	1,900	1,200	(200,059)	(196,959)

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

- 4 -

BIOPACT CELLULAR TRANSPORT, INC.
STATEMENT OF CASH FLOWS (UNAUDITED)
For the period from August 28, 2019 (inception) to December 31, 2019

Cash Flows From Operating Activities		
Net loss	$	(59)
Net Cash Used in Operating Activities		(59)
Cash Flows From Financing Activities		
Proceeds from issuance of common stock		3,100
Net Cash Provided By Financing Activities		3,100
Net Change In Cash		3,041
Cash at Beginning of Period		-
Cash at End of Period	$	3,041
Supplemental Disclosure of Cash Flow Information:		
Cash paid for income taxes	$	-
Cash paid for interest expense	$	-

BIOPACT CELLULAR TRANSPORT, INC.
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)(RESTATED)
As of December 31, 2019 and for the period from August 28, 2019 (inception) to December 31, 2019

NOTE 1: NATURE OF OPERATIONS

BioPact Cellular Transport, Inc. (the "Company") is a corporation organized August 28, 2019 under the laws of Nevada. The Company was formed to provide single carbon nanotubes which can transport biochemicals into human cells. The Company is wholly owned by its parent, BioPact Ventures, LLC.

As of December 31, 2019, the Company has not yet commenced planned principal operations nor generated revenue. The Company's activities since inception have consisted of formation activities, establishing agreements, and preparations to raise capital. Once the Company commences its planned principal operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure additional funding to operationalize the Company's planned operations or failing to profitably operate the business.

NOTE 2: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has not generated revenues or profits since inception and has minimal assets to continue the business with as of December 31, 2019.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts.

These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 3: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company adopted the calendar year as its basis of reporting.

BIOPACT CELLULAR TRANSPORT, INC.
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)(RESTATED)
As of December 31, 2019 and for the period from August 28, 2019 (inception) to December 31, 2019

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2019, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheet approximate their fair value.

Revenue Recognition

No revenue has been earned or recognized as of December 31, 2019.

BIOPACT CELLULAR TRANSPORT, INC.
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)(RESTATED)
As of December 31, 2019 and for the period from August 28, 2019 (inception) to December 31, 2019

Organizational Costs

In accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred. As discussed in Note 4, he Company incurred research and development costs by a related party prior to the inception date, which were recorded as beginning accumulated deficit to stockholders' equity.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized.

The Company assesses its income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, the Company's policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future. The Company estimates it has net operating loss carryforwards of $59 as of December 31, 2019. The Company pays taxes at an effective blended rate of 21% and has used this effective rate to derive a net deferred tax asset of $12 as of December 31, 2019, resulting from its net operating loss carryforwards. Due to uncertainty as to the Company's ability to generate sufficient taxable income in the future to utilize the net operating loss carryforwards before they begin to expire in 2039, the Company has recorded a full valuation allowance to reduce the net deferred tax asset to zero.

The Company files U.S. federal and state income tax returns. All tax periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject.

BIOPACT CELLULAR TRANSPORT, INC.
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)(RESTATED)
As of December 31, 2019 and for the period from August 28, 2019 (inception) to December 31, 2019

NOTE 4: PRE-INCEPTION EXPENSES (restated)

Expenses relating to research and development are expensed as incurred. Prior to the August 28, 2019 (inception), the Company incurred $200,000 for the set up and concept of the business and shall be paid by a related party through the issuance of notes payable discussed in Note 6.

NOTE 5: STOCKHOLDERS' EQUITY (DEFICIT)

The Company has authorized 100,000,000 shares of $0.0001 par value common stock and 50,000,000 shares of $0.0001 par value of preferred stock. Preferred stock are entitled to rights, preferences, and designations as determined and authorized by the Company's board of directors. As of December 31, 2019, 19,000,000 shares of common stock and 0 shares of preferred stock were issued or outstanding.

During the period ended December 31, 2019, the Company issued 19,000,000 shares of common stock to its parent in exchange for capital contributions of $3,100 and certain rights conveyed under the related licensing agreement discussed in Note 5.

NOTE 6: RELATED PARTY TRANSACTIONS (restated)

During the period ended December 31, 2019, the Company entered into a licensing agreement whereby it was conveyed a worldwide non-assignable license to use certain patents held by a related party, its parent Company, BioPact Ventures, LLC ("Parent"). Under the agreement terms, the Company is required to pay to its Parent a royalty of 4% of all revenues of the Company, and commencing in 2022 the greater of 4% of all revenues of the Company or $100,000.

During the period ended December 31, 2019, the Company entered into a services agreement and supply agreement with its Parent, stipulating payment of $2,750 per month for accounting services and requiring it to reimburse its parent for various other services, including research and development and intellectual property services. The agreements have one-year terms and automatically renew for one-year periods perpetually until terminated by either party in accordance with the agreement terms. The supply agreement automatically terminates if after three years the Company does not have a sub-licensor providing at least $100,000 of annual revenue.

In December 2019, the Company issued an unsecured promissory note with a related party for total principal of $200,000 related to expenses incurred by the related party company on the Company's behalf prior to the Company's inception. The note is non-interest bearing and matures on May 31, 2020.

NOTE 7: RECENT ACCOUNTING PRONOUNCEMENTS

In May 2014, the FASB issued ASU 2014-09, *Revenue from Contracts with Customers* (Topic 606). This ASU supersedes the previous revenue recognition requirements in ASC Topic 605—Revenue Recognition and most industry-specific guidance throughout the ASC. The core principle within this ASU is to recognize revenues when promised goods or services are transferred to customers in

an amount that reflects the consideration expected to be received for those goods or services. In August 2015, the FASB issued ASU 2015-14, *Revenue from Contracts with Customers*, which deferred the effective date for ASU 2014-09 by one year to fiscal years beginning after December 15, 2017, while providing the option to early adopt for fiscal years beginning after December 15, 2016. Transition methods under ASU 2014-09 must be through either (i) retrospective application to each prior reporting period presented, or (ii) retrospective application with a cumulative effect adjustment at the date of initial application. The Company adopted this new standard effective January 1, 2019.

In February 2016, the FASB issued ASU 2016-02, *Leases* (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2020, including interim periods within those fiscal years. Early adoption is permitted. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

NOTE 8: RESTATEMENT OF FINANCIAL RESULTS

After the original issuance of these financial statements, the Company's management discovered that it had not recorded the related party note payable and associated pre-inception expenses to its financial statements. The Company has restated its previously reported reviewed financial statements for the year ended December 31, 2019 and related disclosures to correct this error by recording: A) an increase of $200,000 to related party notes payable in the balance sheet as of December 31, 2019, from a balance of $0 to a balance of $200,000; B) an increase of $200,000 to beginning accumulated deficit from a balance of $0 to a balance of $200,000.

The results of the restatement of the year ended December 31, 2019 was an overall increase in total liabilities of $200,000 and a decrease in total stockholders' equity/(deficit) of $200,000. The Company's net loss and cash flows were not affected by this restatement.

NOTE 9: SUBSEQUENT EVENTS

Note Extension

The maturity date of the related party loan discussed in Note 6 was extended to November 30, 2020.

Management's Evaluation

Management has evaluated subsequent events through February 6, 2020, the date the financial statements were available to be issued. Based on this evaluation, no material events were identified which require adjustment or disclosure in these financial statements.

EXHIBIT B
Offering Page



Biopact Cellular Transport

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▸ INVESTOR PRESENTATION



▸ BIOPACT AND THE NEXT GENERATION OF MEDICINE:

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c&en

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MGMR IS PROTECTED BY OVER 70 PATENTS.

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CANCER

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Biopact's Management Team Knows How To Deliver Shareholder Value.

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▸ INVESTMENT DOCUMENTS, RISKS & DISCLOSURES

Subscription Agreement | Financials | Form C | Amendments

EXHIBIT C
Subscription Agreement

BIOPACT CELLULAR TRANSPORT, INC.

SUBSCRIPTION AGREEMENT

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) AND REGULATION CROWDFUNDING OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THESE SECURITIES. THERE ARE SIGNIFICANT RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN AND NO RESALE MARKET MAY BE AVAILABLE AFTER RESTRICTIONS EXPIRE. THE PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT WITHOUT A CHANGE IN THEIR LIFESTYLE.

The Board of Directors of
BIOPACT CELLULAR TRANSPORT, INC.
13477 Fitzhugh Road
Austin, Texas 78736

Ladies and Gentlemen:

1. Background. The undersigned understands that BioPact Cellular Transport, Inc., a Nevada corporation (the "**Company**"), is conducting an offering (the "**Offering**") under Section 4(a)(6) of the Securities Act of 1933, as amended (the "**Securities Act**") and Regulation Crowdfunding promulgated thereunder. This Offering is made pursuant to the Form C, dated February 11, 2020, as the same may be amended from time to time, filed by the Company with the SEC (the "**Form C**") and the Offering Statement, which is included therein (the "**Offering Statement**"). The Company is offering to both accredited and non-accredited investors up to 64,516 shares of its Common Stock, $0.0001 par value (each a "**Share**" and, collectively, the "**Shares**") at a price of $1.55 per Share (the "**Purchase Price**"). The minimum amount or target amount to be raised in the Offering $100,000 (the "**Target Offering Amount**") and the maximum amount to be raised in the offering is $1,070,000 (the "**Maximum Offering Amount**"). If the Offering is oversubscribed beyond the Target Offering Amount, the Company will sell Shares on a basis to be determined by the Company's management. The Company is offering the Shares to prospective investors through the EquiFund Crowd Funding Portal (the "**Portal**"). The Portal is registered with the Securities and Exchange Commission (the "**SEC**"), as a funding portal and is a funding portal member of the Financial Industry Regulatory Authority. The Company will pay the Portal a commission equal to 7% of gross monies raised in the Offering and Common Stock that is equal to 7% of the total shares of Common Stock sold in the Offering. Investors should carefully review the Form C and the accompanying Offering Statement, which are available on the website of the Portal at www.equifundcfp.com.

2. Subscription. Subject to the terms of this Agreement and the Form C and related Offering Statement, the undersigned hereby subscribes to purchase the number of Shares equal to the quotient of the undersigned's subscription amount as indicated through the Portal's platform divided by the Purchase Price and shall pay the aggregate Purchase Price in the manner specified in the Form C and Offering Statement and as per the directions of the Portal through the Portal's website. Such subscription shall be deemed to be accepted by the Company only when this Agreement is countersigned on the Company's behalf. No investor may subscribe for a Share in the Offering after the Offering campaign deadline as specified in the Offering Statement and on the Portal's website (the "**Offering Deadline**").

3. Closing.

(a)   Closing. Subject to this Section 3(b), the closing of the sale and purchase of the Shares pursuant to this Agreement (the "**Closing**") shall take place through the Portal within five Business Days after the Offering Deadline (the "**Closing Date**").

(b)   Closing Conditions. The Closing is conditioned upon satisfaction of all the following conditions:

(i)   prior to the Offering Deadline, the Company shall have received aggregate subscriptions for Shares in an aggregate investment amount of at least the Target Offering Amount;

(ii)   at the time of the Closing, the Company shall have received into the escrow account established with the Portal and the escrow agent in cleared funds, and is accepting, subscriptions for Shares having an aggregate investment amount of at least the Target Offering Amount; and

(iii)   the representations and warranties of the Company contained in Section 7 hereof and of the undersigned contained in Section 5 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

4.   Termination of the Offering; Other Offerings. The undersigned understands that the Company may terminate the Offering at any time. The undersigned further understands that during and following termination of the Offering, the Company may undertake offerings of other securities, which may or may not be on terms more favorable to an investor than the terms of this Offering.

5.   Representations. The undersigned represents and warrants to the Company and the Company's agents as follows:

(a)   The undersigned understands and accepts that the purchase of the Shares involves various risks, including the risks outlined in the Form C, the accompanying Offering Statement, and in this Agreement. The undersigned can bear the economic risk of this investment and can afford a complete loss thereof; the undersigned has sufficient liquid assets to pay the full purchase price for the Shares; and the undersigned has adequate means of providing for its current needs and possible contingencies and has no present need for liquidity of the undersigned's investment in the Company.

(b)   The undersigned acknowledges that at no time has it been expressly or implicitly represented, guaranteed or warranted to the undersigned by the Company or any other person that a percentage of profit and/or amount or type of gain or other consideration will be realized because of the purchase of the Shares.

(c)   Including the amount set forth on the signature page hereto, in the past 12-month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding.

(d)   The undersigned has received and reviewed a copy of the Form C and accompanying Offering Statement. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C and accompanying Offering Statement to make the decision to purchase the Shares.

(e)   The undersigned confirms that it is not relying and will not rely on any

communication (written or oral) of the Company, the Portal, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Shares. It is understood that information and explanations related to the terms and conditions of the Shares provided in the Form C and accompanying Offering Statement or otherwise by the Company, the Portal or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Shares, and that neither the Company, the Portal nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Shares. The undersigned acknowledges that neither the Company, the Portal nor any of their respective affiliates have made any representation regarding the proper characterization of the Shares for purposes of determining the undersigned's authority or suitability to invest in the Shares.

(f)   The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C and accompanying Offering Statement. The undersigned has had access to such information concerning the Company and the Shares as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Shares.

(g)   The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

(h)   The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Shares, without interest thereon, to the undersigned.

(i)   The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Shares or made any finding or determination concerning the fairness or advisability of this investment.

(j)   The undersigned has up to 48 hours before the campaign end date to cancel the purchase and get a full refund.

(k)   The undersigned confirms that the Company has not (i) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) an of investment in the Shares or (ii) made any representation to the undersigned regarding the legality of an investment in the Shares under applicable legal investment or similar laws or regulations. In deciding to purchase the Shares, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision, alone or in consultation with its investment advisors, that the investment in the Shares is suitable and appropriate for the undersigned.

(l)   The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Shares. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Shares and the consequences of this Agreement. The undersigned has considered the suitability of the Shares as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Shares and its authority to invest in the Shares.

(m)   The undersigned is acquiring the Shares solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Shares. The undersigned understands that the Shares have not been registered under the Securities Act or any state securities laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Agreement (and any supplemental information provided by the undersigned to the Company or the Portal) for the purpose of determining whether this transaction meets the requirements for such exemptions.

(n)   The undersigned understands that the Shares are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the SEC provide in substance that the undersigned may dispose of the Shares only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Section 227.501 of Regulation Crowdfunding, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Shares, or to take action so as to permit sales pursuant to the Securities Act. Even if and when the Shares become freely transferable, a secondary market in the Shares may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Shares for an indefinite period of time.

(o)   The undersigned agrees that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Shares or any interest therein or make any offer or attempt to do any of the foregoing, except pursuant to Section 227.501 of Regulation Crowdfunding.

(p)   If the undersigned is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the undersigned hereby represents and warrants to the Company that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Shares or any use of this Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Shares, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Shares. The undersigned's subscription and payment for and continued beneficial ownership of the Shares will not violate any applicable securities or other laws of the undersigned's jurisdiction.

6.   HIGH RISK INVESTMENT. **THE UNDERSIGNED UNDERSTANDS THAT AN INVESTMENT IN THE SHARES INVOLVES A HIGH DEGREE OF RISK**. The undersigned acknowledges that (a) any projections, forecasts or estimates as may have been provided to the undersigned are purely speculative and cannot be relied upon to indicate actual results that may be obtained through this investment; any such projections, forecasts and estimates are based upon assumptions which are subject to change and which are beyond the control of the Company or its management; (b) the tax effects which may be expected by this investment are not susceptible to absolute prediction, and new developments and rules of the Internal Revenue Service (the "**IRS**"), audit adjustment, court decisions or legislative changes may have an adverse effect on one or more of the tax consequences of this investment; and (c) the undersigned has been advised to consult with his own advisor regarding legal matters and tax consequences involving this investment.

7.   Company Representations. The undersigned understands that upon issuance of to the undersigned of any Shares, the Company will be deemed to have made following representations and warranties to the undersigned as of the date of such issuance:

(a) <u>Corporate Power</u>. The Company has been duly incorporated as corporation under the laws of the State of Nevada and, has all requisite legal and corporate power and authority to conduct its business as currently being conducted and to issue and sell the Shares to the undersigned pursuant to this Agreement.

(b) <u>Enforceability</u>. This Agreement, when executed and delivered by the Company, shall constitute valid and legally binding obligations of the Company, enforceable against the Company in accordance with their respective terms except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general application relating to or affecting the enforcement of creditors' rights generally, or (b) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

(c) <u>Valid Issuance</u>. The Shares, when issued, sold and delivered in accordance with the terms and for the consideration set forth in this Agreement and the Form C, will be validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer arising under this Agreement, the Amended Articles of Incorporation and Bylaws of the Company, or under applicable state and federal securities laws and liens or encumbrances created by or imposed by a subscriber.

8. <u>No Conflict.</u> The execution, delivery and performance of and compliance with this Agreement and the issuance of the Shares will not result in any violation of, or conflict with, or constitute a default under, the Company's Amended Articles of Incorporation and Bylaws, as amended, and will not result in any violation of, or conflict with, or constitute a default under, any agreements to which the Company is a party or by which it is bound, or any statute, rule or regulation, or any decree of any court or governmental agency or body having jurisdiction over the Company, except for such violations, conflicts, or defaults which would not individually or in the aggregate, have a material adverse effect on the business, assets, properties, financial condition or results of operations of the Company.

9. <u>SPV Reorganization</u>. The undersigned hereby agrees to take any and all actions determined by the Company's board of directors in good faith to be advisable to reorganize this instrument and any Shares issued pursuant to the terms of this instrument into a special-purpose vehicle or other entity designed to aggregate the interests of holders of the Shares.

10. <u>Indemnification</u>. The undersigned agrees to indemnify and hold harmless the Company and its directors, officers and agents (including legal counsel) from any and all damages, losses, costs and expenses (including reasonable attorneys' fees) that they, or any of them, may incur by reason of the undersigned's failure, or alleged failure, to fulfill any of the terms and conditions of this subscription or by reason of the undersigned's breach of any of the undersigned's representations and warranties contained herein.

11. <u>Market Stand-Off</u>. If so requested by the Company or any representative of the underwriters (the "**Managing Underwriter**") in connection with any underwritten or Regulation A+ offering of securities of the Company under the Securities Act, the undersigned (including any successor or assign) shall not sell or otherwise transfer any Shares or other securities of the Company during the 30-day period preceding and the 270-day period following the effective date of a registration or offering statement of the Company filed under the Securities Act for such public offering or Regulation A+ offering or underwriting (or such shorter period as may be requested by the Managing Underwriter and agreed to by the Company) (the "**Market Standoff Period**"). The Company may impose stop-transfer instructions with respect to securities subject to the foregoing restrictions until the end of such Market Standoff Period.

12.   Obligations Irrevocable. Following the Closing, the obligations of the undersigned shall be irrevocable.

13.   Legend. The certificates, book entry or other form of notation representing the Shares sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Shares were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

14.   Notices. All notices or other communications given or made hereunder shall be in writing and shall be mailed, by registered or certified mail, return receipt requested, postage prepaid or otherwise actually delivered, to the undersigned's address provided to the Portal or to the Company at the address set forth at the beginning of this Agreement, or such other place as the undersigned or the Company from time to time designate in writing.

15.   Governing Law. Notwithstanding the place where this Agreement may be executed by any of the parties hereto, the parties expressly agree that all the terms and provisions hereof shall be construed in accordance with and governed by the laws of the State of Nevada without regard to the principles of conflicts of laws.

16.   Submission to Jurisdiction. With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Shares by the undersigned ("**Proceedings**"), the undersigned irrevocably submits to the jurisdiction of the federal or state courts located at the location of the Company's principal place of business, which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

17.   Entire Agreement. This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and may be amended only by a writing executed by all parties.

18.   Waiver, Amendment. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

19.   Waiver of Jury Trial. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

20.   Invalidity of Specific Provisions. If any provision of this Agreement is held to be illegal, invalid, or unenforceable under the present or future laws effective during the term of this Agreement, such provision shall be fully severable; this Agreement shall be construed and enforced as if such illegal, invalid, or unenforceable provision had never comprised a part of this Agreement, and the remaining provisions of this Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid, or unenforceable provision or by its severance from this Agreement.

21.   Titles and Subtitles. The titles of the sections and subsections of this Agreement are for convenience of reference only and are not to be considered in construing this Agreement.

22.   Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

23.   Electronic Execution and Delivery. A digital reproduction, portable document format ("pdf") or other reproduction of this Agreement may be executed by one or more parties hereto and delivered by such party by electronic signature (including signature via DocuSign or similar services), electronic mail or any similar electronic transmission device pursuant to which the signature of or on behalf of such party can be seen. Such execution and delivery shall be considered valid, binding and effective for all purposes.

24.   Binding Effect. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

25.   Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

26.   Notification of Changes. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Shares pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

[End of Page]

IN WITNESS WHEREOF, the parties have executed this Agreement as of _____.

COMPANY:

BIOPACT CELLULAR TRANSPORT, INC.

By:_____

Name:_____

Title:_____

Read and Approved (For IRA Use Only):　　　**SUBSCRIBER:**

_____

By:_____　　　By:_____

Name:_____

Title:_____

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[   ] Accredited

[   ] Not Accredited

EXHIBIT D
Investor Deck



BpCT™

Biopact Cellular Transport

The information contained in this presentation is for use by you and a limited number of other parties who are interested in investing Biopact Cellular Transport, Inc (the “Company”). This investor presentation is designed to provide you with some preliminary information about the Company that will assist you in deciding whether to pursue any such relationship with the Company. For more detailed information about the Company, including detailed risk factors, please see the Offering Statement on Form C that was filed by the Company with the SEC and is available on the SEC’s website (www.sec.gov) and also on the Company’s offering page on the Equifund website at www.equifundcfp.com. This summary does not constitute an offer to sell or the solicitation of an offer to buy securities of the Company.

The Company obtained all the information set forth below from its internal records or from publicly available sources. Although the Company believes this information is accurate, it makes no representation or warranty, expressed or implied, about the completeness or the accuracy of this information, its content or any other matter concerning it. Only those representations and warranties, if any, that we make in any definitive agreement that would be executed by you and the Company at some later date would have any legal effect.

This information is not intended to provide the sole basis for your evaluation of the Company. You should conduct your own due diligence of the Company, review the Company’s offering statement on Form C, and independently verify the information contained below before proceeding further with any investment in or other transaction with the Company. Our officers will make themselves available to answer any questions that you may have regarding the Company, its business, operations and prospects should you decide to proceed further with an investment or other transaction with the Company.

The information set forth below includes statements, estimates, projections with respect to our anticipated future performance and other forward-looking statements, which are subject to risks, uncertainties and assumptions. In some cases, you can identify these statements by forward-looking words such as “may”, “might”, “will”, “should”, “expect”, “plan”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, “future” or “continue”, the negative of these terms and other comparable terminology. Such forward-looking statements are based on current plans, estimates and expectations and are made pursuant to the Private Securities Litigation Reform Act of 1995. These statements, estimates and projections are based upon various assumptions that we made concerning our anticipated results and industry trends, which may or may not occur. We are not making any representations as to the accuracy of these statements, estimates or projections. Our actual performance may be materially different from the statements, estimates or projections set forth below. We are under no duty to update any of these forward-looking statements to conform them to actual results or revised expectations.

Investing in Regulation CF offerings involves a high degree of risk. Securities sold through Regulation CF Offerings are typically not publicly traded and, therefore, are less liquid. Additionally, investors will receive restricted stock that is subject to holding period requirements. Companies seeking capital through Regulation CF Offerings tend to be in earlier stages of development and have not yet been fully tested in the public marketplace. Investing in Regulation CF Offerings requires a tolerance for high risk, low liquidity, and a long-term commitment. Investors must be able to afford to lose their entire investment. Such investment products are not FDIC insured, may lose value, and have no bank guarantee.



EXECUTIVE SUMMARY

Biopact CT Could Revolutionize The Next-Generation Of Cellular Medicines.

Company Highlights:

- Biopact CT has the **exclusive worldwide** rights to MGMR, one of the **world's first truly-universal intracellular delivery vehicles.**

  ✔ MGMR **reduces the costs** and **development time** of next-generation medical treatments like cell therapy.

  ✔ It's also **easier to produce and scale** with <u>more versatility</u> than other intracellular delivery technologies.

- **Major Market Opportunity:** Through its MGMR technology, Biopact CT has the potential to be **instrumental in helping cell-based therapies <u>fight many diseases</u>** including cancer, diabetes, osteoporosis, and more.

- Founded by a former Dow Chemical VP who knows how to create shareholder value – he was responsible for generating over **$30 billion** worth of value for Dow and built its **largest profit generator.**

  ▶ **BIOPACT CT IS ACCEPTING A SMALL NUMBER OF NEW INVESTORS THROUGH AN EARLY-STAGE OFFERING**





BACKGROUND

Chemotherapy. Radiation. Even Antibiotics...

Today's most powerful medicines are **indiscriminately destructive**, damaging both healthy and diseased tissues.

What's worse, side effects often cause *even more suffering*... all the while compromising an already taxed immune system (with <u>no</u> guarantee of success).

But thanks to new technologies, these forms of treatment could soon be a thing of the past...



THE <u>NEXT GENERATION</u> OF MEDICINE IS HERE.

AND IT FIGHTS DISEASE AT THE <u>CELLULAR LEVEL</u>.



New Technologies Have Unlocked The Ability To Genetically Engineer Our Cells To Do Potentially Everything From Destroying Tumors To Repairing Tissues.

Two of the most notable innovations are:

1) CRISPR and TALEN: these genetic editing tools allow researchers easily modify gene function. They are the world's most powerful tools for editing genomes and will play a key role in fighting disease at the cellular level.

2) CAR-T Therapy: the greatest advancement in the fight against cancer in over a generation, CAR-T involves genetically altering a patient's own T-cells (a type of immune system cell) so they can seek out and attack specific cancer cells.



Next-generation technologies like CRISPR, TALEN and CAR-T hold tremendous promise...

But for cell therapy technologies to work, they **need an effective delivery mechanism** to transport specialized molecular cargo across fragile cell membranes – and **this is a major problem.**

---

60 MINUTES

CRISPR May Be The Most Consequential Discovery In Biomedicine This Century

▶ *"There are about 6,000 or more diseases that are caused by faulty genes. The hope is that we will be able to address most if not all of them."*

— CBS News 60 Minutes



WHAT IS MGMR?

MGMR Is A Better Intracellular Delivery Vehicle.

▶ Biopact's MGMR technology transports the next-generation of cellular medicines and delivers them to the inside of the cell **more safely, effectively,** and **affordably** than anything available today.

■ MGMR has an **ultra high surface-to-volume ratio** that enables it to carry molecules other delivery methods cannot, including gene-editing materials, drugs, enzymes, and proteins.

■ MGMR is a **universal transport system**. Unlike other delivery vehicles, it is not cargo- or treatment-specific. It can **effectively deliver** a variety of treatments to different cell types.

MGMR IS PROTECTED BY OVER 70 PATENTS:

▶ **There is nothing like MGMR on the planet.** In fact, the technology is protected by **77 patents** worldwide.





Graphical representation of MGMR with molecular payload

Multi-walled MGMR carbon nanotube

Large molecules (e.g. proteins or tumor-targeting compounds) can be loaded on the exterior of MGMR

Small molecules (e.g. insulin) can be loaded on the interior or exterior of MGMR

MGMR (Medical-Grade Molecular Rebar): a carbon-based nanotube particle – approximately 1/100,000th the size of a typical human cell.

If the specialized molecular technologies that enable tomorrow's cures are the cargo, MGMR is the delivery vehicle that gets them inside the cell. It solves many of the problem's current cellular delivery vehicles face...

PROBLEM #1: DELIVERY

Current Cell Delivery Methods Damage The Cell.

▶ Some even cause such severe toxicity, they *kill it.*

■ Protective membranes shield cells from foreign materials and contaminants. Getting past the membrane safely and delivering the molecules needed to trigger the desired changes inside the cell (such as genetic engineering) is a **HUGE hurdle.**

Current intracellular delivery tools include using **custom-made viruses, harsh detergents,** strong zaps of **electricity,** and **liposomes** – all of which are known to damage the cell.

Each of these methods cause **holes, tears,** or other **damage** to the cell membrane when inserting their genetic and medicinal payloads into the cell, sometimes resulting cell death.

■ Viral delivery methods also **cause mutations.** Mutations happen when the virus delivers its genetic payload into the wrong DNA sequence. Side effects from viral-delivered genetic mutations are severe and can **result in cell death.**



C&en
CHEMICAL & ENGINEERING NEWS

CRISPR's Breakthrough Problem

If the CRISPR gene editing system is to live up to its disease-curing potential, researchers must devise a plan to deliver it into the body.

In fewer than five years, a gene-editing technology known as CRISPR has revolutionized research. Now, many are wondering if it can do the same for medicine. Several companies are hoping to commercialize CRISPR-based therapies that could potentially offer a permanent fix for a vast array of genetic diseases. But there's a catch: **Getting CRISPR into the body, across cell membranes, and into human DNA is no simple feat.**

Biopact's MGMR Can Transport Molecules More Safely And More Effectively Than Any Other Delivery Mechanism.

MGMR does NOT cause damage or toxicity to the cell like other delivery methods (i.e. viruses and electricity). It migrates into the cell via natural transport process called endocytosis and releases its medicine payload using diffusion.

- Its nanoscale size and unique architecture allow it to serve as **an ideal "molecular shuttle"** for carrying specialized molecules like drugs, DNA, and enzymes across cells' outer protective membrane. It can **even transport proteins** which are known to be very sensitive, easily diminished, and do not efficiently cross membranes.

- MGMR can also be designed to **release its medicinal payload at a specified rate,** enabling quick absorption or a slow-release over the course of several hours to days.

MORE MAJOR ADVANTAGES: MGMR has **no known negative side-effects** or **cellular mutations.**

MGMR Compared To Other Cellular Delivery Mechanisms

Type of Cargo	MGMR	Viruses	Liposomes
Small Molecules	✓	X	o
Peptides	✓✓	✓	o
Lipopolysaccharides	✓✓	X	o
Proteins	✓✓	✓	o
Nucleic Acids *(i.e. genetic information)*	✓✓	✓✓	✓

Key ✓✓ Advantage   o Limited Compatibility
✓ Compatible   X Non-compatible

▶ **MGMR IS THE ULTIMATE "MOLECULAR SHUTTLE" FOR DELIVERING NEXT-GENERATION TECHNOLOGIES LIKE TALEN AND CRISPR INTO THE CELL.**

PROBLEM #2: COST

Current Cellular Medicine Treatments Are Too Pricy

Cell therapy treatments have **high success rates**.
But that success comes at a price...

▶ NEW, LIFE-SAVING CELLULAR THERAPIES ARE **TOO EXPENSIVE** AND **INACCESSIBLE** FOR PEOPLE WHO NEED THEM MOST.

Why Are Treatments So Expensive?

1) The initial development and testing of the underlying drug can cost **hundreds of millions** of dollars.
2) Creating a new delivery mechanism (i.e. virus) to transport the molecular payload into the cell is **highly expensive**.
3) Each treatment is **personalized** and **labor-intensive**. It takes a team of doctors and a specialized lab several weeks to prepare and grow enough modified cells to transfer back into a patient for the therapy to be effective.

TREATMENT COSTS

KYMRIAH
- CAR-T therapy for cancer.
  Price: **$425,000**

LUXTURNA
- Cell therapy for a rare form of inherited vision loss.
  Price: **$475,000**

YESCARTA
- CAR-T therapy for cancer.
  Price: **$373,000**

ZOLGENSMA
- Cell therapy treatment for spinal muscular atrophy.
  Price: **$2.1 MILLION**



CNN health

Gene Therapy Gets FDA Approval – And a $2 Million Price Tag

By Michael Nedelman, CNN

The US Food and Drug Administration approved a treatment, Zolgensma, for a genetic disease called muscular atrophy that causes infants' muscles to waste away, potentially killing them before age 2. And then came the price tag: $2.125 million for a one-time treatment.





SOLUTION

MEDICAL

Biopact's MGMR Can Dramatically Reduce The Cost And Development Time Of Next-Generation Treatments

- As a viral-free technology for intracellular delivery, MGMR could **decrease treatment costs by up to 50%.** It will also **greatly reduce the time** it takes to produce a treatment, enabling the patient to receive it faster.

MGMR Increases Cell Yield Manyfold

MGMR stimulates cell growth which results in **significantly higher** cell production, reducing manufacturing and production costs.

Higher Quality Output

MGMR's end-product is **more consistent** and has a near **100% cell-survival rate** (other methods are often below 50%). This reduces costs and increases production speed.

Easy To Scale

MGMR has a **patented production process** making it easy to produce and scale.

MGMR Is Universal

MGMR is a universal intracellular transport mechanism in that it can be loaded with a variety of different molecule types to help fight a variety of different diseases. As a result, the costly and time-intensive process of creating a new virus for each treatment is eliminated.

Add it all up and the bottom line is...

MGMR GETS TREATMENT TO THE PATIENT **FASTER** AND **CHEAPER**





MGMR IS A BREAKTHROUGH

MGMR Is A **Breakthrough** That Could **Revolutionize** The **Next-Generation Of Cellular Medicines**

✔ It is one of the **world's first truly-universal intracellular delivery vehicles...**

✔ It **doesn't damage** the cell membrane or cause toxicity like other methods...

✔ It **reduces costs** of cell therapies like CAR-T by up to <u>50%</u>...

✔ It **increases the speed** in which cellular treatments may be developed...

✔ It's **easier to produce** and scale with <u>higher quality</u> output than other cell-delivery methods...

✔ It can be **loaded with different payloads** such as gene-editing CRISPR molecules, cancer-fighting CAR-T treatments, drugs, and proteins...

▶ THE BENEFITS OF MGMR ARE UNDENIABLE.

It can carry **more** types of molecules and deliver them into the cell **more safely, effectively,** and **cheaper** than other mechanisms.

THE BIOPACT ADVANTAGE



Biopact Could Be The Key That Unlocks The Full Potential Of Cellular Medicine

▶ **It has invented a better intracellular delivery mechanism** that other drug companies can use to transport their cell engineering technologies into the cell.

Biopact doesn't need to spend **hundreds of millions** on drug research. It simply provides the vehicle to get the drug into the cell. And because MGMR is not drug or disease specific, **it can be used universally** across the entire medical spectrum.

▶ Think of it like "FedEx" for cellular delivery. FedEx doesn't create the packages – it's a **more effective way** of getting them to their destination safely and reliably.

BIOPACT PLANS TO LICENSE ITS TECHNOLOGY TO COMPANIES ATTACKING ALL KINDS OF DISEASE – with the cancer market being a top priority.

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4 MORE WAYS MGMR COULD REVOLUTIONIZE CELLULAR MEDICINE

Not only is MGMR a better intracellular delivery vehicle, but its unique structural properties could enable more revolutionary advances such as...

1) **Extend retention times of medications.**

2) **Decrease adverse reactions.**

3) **Reduce the frequency need of medication.**

4) **Combine controlled release & targeted delivery to increase efficacy.**

MARKET POTENTIAL

Serious Investment Potential For Biopact

▶ **Biopact's MGMR technology can be used to help engineer cellular therapies for the fight against disease worldwide.**

Cancer treatment represents one of the largest markets on the planet. Combined with other diseases treatable at the cellular level, Biopact's potential market is worth **hundreds of billions…**



CANCER

The global cancer drug market is estimated to grow at a 12.3% annually over the next seven years.

- Value in 2018: $77.3 Billion
- **VALUE IN 2026: $196.2 BILLION**[1]

CAR-T Therapy is expected grow at a substantially faster rate: **46.6% annually.**

- Value in 2018: $72 Million
- **VALUE IN 2028: $3.3 BILLION**[5]

DIABETES:

- Value in 2017: $48.8 billion
- **VALUE IN 2025: $78.2 BILLION**[2]

RHEUMATOID ARTHRITIS:

- Value in 2017: $23.9 billion
- **VALUE IN 2025: $40 BILLION**[3]

OSTEOPOROSIS:

- Value in 2017: $1.4 billion
- **VALUE IN 2025: $1.8 BILLION**[4]



U.S. FOOD & DRUG ADMINISTRATION

" …cellular and gene therapies show **enormous potential to treat previously untreatable diseases.** "

-U.S. Food and Drug Administration



"There are more than 6,000 diseases that could eventually find help from cellular treatment"

▶ Some of the most common (and devastating) genetic disorders include: Sickle Cell Anaemia, Cystic Fibrosis, Thalassemias, and Familial Hypercholestoremia (high cholesterol).

1-Coherent Market Insights. 2-Fior Markets. 3,4-Fortune Business Insights. 5-Healio

MANAGEMENT

Kurt Swogger

Chief Executive Officer + Founder



While at Dow, Kurt was directly responsible for creating products that **delivered over $30 billion worth of value.** He was also key in building the company's **largest profit-generating** business.

- 35-year veteran and former VP of Research & Development of **The Dow Chemical Company**

- Oversaw the Performance Plastics and Chemicals businesses as well as divisions such as polystyrene, automotive, engineering plastics, building/construction products, and rubber.

- Served on the board of directors for **Univation**, a joint venture between Dow and Exxon

- Has been honored with many distinguished awards such as **the US Medal of Technology,** the Corporate Innovators Award, and the American Chemical Society's Chemical Leadership Award



Randy Kinsel
President

- Serial entrepreneur who has founded and developed several successful companies including a behavioral health agency he founded in 2002 and grew to over 100 employees with thousands of clients.



Milos Marinkovic, PhD
Director of Technology

- Doctorate degree in biomedical engineering from University of Texas San Antonio.

- His work has resulted in two NIH-funded grants and **multiple patents** and publications.



Tena Jamieson
Chief Operation Officer

- 25 years of business management, logistics, human resources veteran.

- Specializes in operations optimization for established organizations and positioning start-up companies to grow.

CELL THERAPY RAPIDLY ADVANCING

Next-Generation Treatments Are Coming To Market

- There are close to **150 CAR-T therapies** being investigated in nearly 200 clinical trials across the G7 countries. In the past two years, the FDA has approved four cell therapy treatments to fight various forms of cancer and disease – a number which is expected to **rapidly grow.**



FDA APPROVED

Zolgensma

Novartis' cell therapy treatment for spinal muscular atrophy.
-Approved May 2019

Yescarta

Kite Pharma's T-Cell immunotherapy for large B-cell lymphoma.
-Approved October 2017

Luxturna

Spark Therapeutics viral vector-based cell therapy treatment for a rare form of inherited vision loss
-Approved December 2017

Kymriah

Another Novartis-produced product, this T-Cell immunotherapy treats acute lymphoblastic leukemia.
-Approved August 2017



FDA
U.S. Department of Health and Human Services
Food and Drug Administration

CELLULAR MEDICINE M&A ACTIVITY

The Cell Therapy And Cellular Medicine

Acquisition Market Is Red-Hot

Big Pharma is spending **billions of dollars** to "beef-up" their product portfolios, with genetic therapy and cellular medicine two of the hottest segments. Among **the most heavily targeted are innovative companies** like Biopact with strong patent protection.

▶ **Strong acquisition activity bodes well for current and future shareholders of Biopact CT.**


Catalent®

- Acquired **Paragon Bioservices**, a cell therapy and viral vector company
  - ▶Paid: **$1.2 billion**


Biogen

- Acquired **Nightstar Therapeutics**, a cell therapy company
  - ▶Paid: **$877 million**


Roche

- Bidding on **Spark Therapeutics**, a cell therapy company with a drug pipeline
  - ▶Bid: **$4.3 billion**


NOVARTIS

- Acquired **AveXis**, a cell therapy company with a drug pipeline
  - ▶Paid: **$8.7 billion**


Celgene

- Acquired **Juno Therapeutics**, a cancer cell therapy company with a pipeline of treatments
  - ▶Paid: **$9 billion**

ThermoFisher
S C I E N T I F I C

- Acquired **Brammer Bio**, a leader in viral vector manufacturing for gene and cell therapies AR-T therapy for cancer
  - ▶Paid: **$1.7 billion**

GILEAD

- Acquired **Kite Pharma**, the CAR-T pioneer that invented Yescarta
  - ▶Paid: **$11.9 Billion**
- Acquired **Cell-Design Labs**, a cancer cell therapy company
  - ▶Paid: **$567 million**

PRE-IPO INVESTMENT OPPORTUNITY

▶ Your Opportunity To Invest In Biopact CT Pre-IPO.

Biopact CT is opening its doors to **a limited number of ground-floor investors** in anticipation of rapid growth in cellular medicine and demand for its revolutionary cell-delivery technology. Openings are on a first-come, first-serve basis.



Biopact CT Is Raising Up To $1.07 Million

at $1.50 per share for a pre-money valuation of $30 million.

Use Of Funds:

-**Staff & Operations:** $567,000
-**Debt Repayment:** $200,000
-**Patents & Legal:** $205,000
-**Marketing:** $35,000

WHY INVEST IN BIOPACT CT?

- **Rare opportunity to invest in a potentially revolutionary medical advancement.**

- Owns the **exclusive worldwide** rights to MGMR, one of the **world's first truly-universal intracellular delivery vehicles.**

  ↗ MGMR reduces the costs and development time of next-generation medical treatments like cell therapy.

  ↗ MGMR is easier to produce and scale with more versatility than other cell-delivery methods.

- **Major Market Opportunity:** Biopact CT has the potential to be instrumental in helping cell-based therapies fight many diseases including cancer, diabetes, osteoporosis, and more.

- Founded by a former Dow Chemical VP who was responsible for creating over **$30 billion** worth of value for the company and building its **largest profit generator.**

EXHIBIT E
VIDEO TRANSCRIPT

BioPact Cellular Transport Video Script

Green = narrator
Blue = Kurt
Purple = Milos

Over the years, science has developed many different tools for fighting disease. Although we've made a great deal of progress, many of our most powerful medicines are indiscriminately destructive, damaging both healthy and diseased tissues. Often, terrible side effects can compromise an already taxed immune system and cause even more suffering to patients.

Biopact Cellular Transport is changing all of that. Introducing MGMR, a patented nanoscale delivery mechanism that helps enable new therapies at the cellular level.

It's a breakthrough that could revolutionize the next generation of cellular medicines.

Kurt introduces the company

Hello, I am Kurt Swogger Chief Executive Officer of BioPact Cellular Transport, and I have the privilege of leading an effort to change the treatment of diseases such as cancer by developing a material that can be used to engineer and manufacture cells in the lab, that can fighting disease in the body.

Unlike classic drugs that affect the entire body, these innovative therapies for cancer and other diseases are using human cells as medicine, genetically engineering them to do everything from destroying tumors to repairing tissues. An example of this exciting new paradigm in medicine is CAR-T.

CAR-T is a cellular therapy that harnesses a patient's immune system to fight cancer. It involves genetically-modifying immune cells called T-cells to express a special receptor that allows them to "seek and destroy" cancerous cells. For this to be effective, large numbers of the CAR-T cells have to be grown in a lab before they can be administered to the patient. MGMR can help make CAR-T development and manufacturing simpler, faster and less costly.

Intro of Milos and 3D Animation

MM: MGMR is a nanoparticle, many times smaller than a human cell, with a highly-customizable surface chemistry. When scientists modify cells to turn them into medicines, they need to deliver different types of molecular tools to be delivered to those cells. Current methods for delivering these often involve viruses, strong zaps of electricity or harsh detergents, that can cause damage, or even severe toxicity to the cells. MGMR is different: it loads these molecular tools on its surface, we incubate the loaded MGMR with the cells, it migrates to the cells and then release the molecular tools by diffusion.

Because of today's limited technologies, CAR-T therapies cost upwards of $400-$500,000 per treatment and take weeks to produce. MGMR reduces these costs by up to 50% and allow a quicker treatment time. At a fraction of the price of current methods, MGMR's simple and versatile approach to cell modification may allow cellular therapies to become more widely accessible to patients.

KS: I have a personal interest in making this work as my brother in law, Tony has Multiple Myeloma. The side effects are very painful and very visable. He should have several years before the third round which is usually not successful. We want the new technology in place to give him painless, permanent relief. Helping to develop the next generation of cancer treatments is only one application for our technology. We want MGMR to help open the door for novel treatments from autoimmune disorders, diabetes, osteoporosis, tissue repair and many more treatments.

MM: The surface chemistry of MGMR can be adjusted to load many different types of molecular tools and enable the next generation of medicines: from proteins and enzymes to genetic material. The possibilities are endless.

The investment potential here is enormous.

The cancer market alone is in the hundreds of billions of dollars. Combined with other diseases treatable at the cellular level, the opportunity could exceed many times that.
For a limited-time, Biopact Cellular Transport is opening its doors to public investors in a rare, early-stage round at a valuation that's a fraction of its market potential.

KS: This is your opportunity to get in on the ground floor of revolutionary medical advancement. But perhaps just as important, is being part of an effort to provide a treatment that is more effective and less painful for people like Tony and many others.

MM: The future of medicine is at the cellular level. MGMR can help bring the promise of cellular therapies into the present.